Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

FORTISUS INC.,

ELEMENT ACQUISITION SUB INC.,

FORTIS INC.

and

ITC HOLDINGS CORP.

Dated as of February 9, 2016

i

INDEX OF DEFINED TERMS

2015 LTIP	13
Acceptable Confidentiality Agreement	87
Acquisition Proposal	56
Affiliate	87
Agreement	1
Antitrust Authorities	61
Applicable Date	16
Average Price	11
Bankruptcy and Equity Exception	14
Book-Entry Share	3
Business Day	87
Canadian Filings	37
Canadian Securities Regulators	87
Cancelled Shares	3
Certificate	3
Certificate of Merger	2
Charter	2
Chief Executive Officer	77
Circular	23
Closing	2
Closing Date	2
Code	9
Commercial Paper	87
Commitment Letters	30
Committed Financing	31
Company	1
Company Articles of Incorporation	12
Company Board of Directors	1
Company Bylaws	12
Company Capitalization Date	12
Company Change of Recommendation	55
Company Common Stock	12
Company Disclosure Schedule	12
Company Employees	19
Company Financial Advisors	25
Company Material Contract	18
Company Notice	55
Company Plan	19
Company Preferred Stock	12
Company Recommendation	14
Company Requisite Vote	14
Company Securities	13
Company Share	3
Company Shareholders Meeting	58
Company Stock Plans	13
Company Termination Fee	83
Confidentiality Agreement	65
Consent	15
Continuing Employee	66
Contract	87
control	87
Conversion Rate	11
Convertible Debentures	87
Costs	68
Credit Facilities	88
Effective Time	2
End Date	80
Environmental Laws	25
Equity Award Consideration	88
Equivalent Performance Share	88
ERISA	19
ERISA Affiliate	20
ESPPs	5
Exchange Act	88
Exchange Agent	6
Exchange Fund	6
Exemptive Relief	88
FERC	88
Filing	15
Financing	76
Financing Sources	88
First Ultimate Parent AGM	77
FPA	88
GAAP	88
Goldman Commitment Letter	30
Governmental Entity	89
Hazardous Substances	25
HSR Act	89
Indemnified Parties	68
Intellectual Property	89
Interim Period	89
Intervening Event	89
IRS	20
ITC Great Plains	89

INDEX OF DEFINED TERMS

ITC Midwest	89
ITC Transmission	89
knowledge	90
Law	90
Legal Restraint	77
Licenses	15
Liens	21
Market Participant	90
Material Adverse Effect	90
MBCA	91
Merger	1
Merger Sub	1
METC	91
Michigan LARA	2
Notice Period	55
Option	4
Parent	1
Parent Disclosure Schedule	27
Parent Termination Payment	91
Parties	1
Party	1
Per Share Cash Consideration	3
Per Share Merger Consideration	3
Per Share Stock Consideration	3
Performance Shares	4
Permanent Financing	76
Permitted Liens	21
Person	91
Proceeding	68
Proxy Statement	23
PUHCA	45
Regional Transmission Organizations	91
Registration Statement	23
Regulated Operating Subsidiaries	92
Representatives	52
Required Financial Statements	71
Required Regulatory Approvals	78
Restricted Stock	4
Retention Program	67
Sarbanes Oxley Act	16
Scotia Commitment Letter	30
SEC	16
SEC Reports	16
Securities Act	16
SEDAR	32
Share Issuance	35
Significant Subsidiary	92
subsidiary	92
Superior Proposal	56
Surviving Corporation	2
Tax Return	23
Taxes	23
Taxing Authority	23
Third Party Investment	92
Third Party Investor	92
Transaction Litigation	70
TSX	11
Ultimate Parent	1
Ultimate Parent Articles of Incorporation	33
Ultimate Parent Board of Directors	1
Ultimate Parent Bylaws	33
Ultimate Parent Capitalization Date	33
Ultimate Parent Change of Recommendation	92
Ultimate Parent Common Stock	33
Ultimate Parent Compensation Plans	34
Ultimate Parent Employees	41
Ultimate Parent First Preference Shares	33
Ultimate Parent Material Contract	39
Ultimate Parent Plan	40
Ultimate Parent Recommendation	35
Ultimate Parent Requisite Vote	35
Ultimate Parent Second Preference Shares	33
Ultimate Parent Securities	34
Ultimate Parent Share	3
Ultimate Parent Shareholders Meeting	59
WARN Act	67
Willful Breach	92

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2016 (this “Agreement”), is entered into among FortisUS Inc., a Delaware corporation (“Parent”), Element Acquisition Sub Inc., a Michigan corporation and a direct subsidiary of Parent (“Merger Sub”), Fortis Inc., a corporation existing under the Corporations Act of Newfoundland and Labrador (“Ultimate Parent”), and ITC Holdings Corp., a Michigan corporation (the “Company” and, together with Ultimate Parent, Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (iii) subject to Section 7.1, resolved to recommend approval of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of Merger Sub has approved, adopted and declared advisable, this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Parent has determined that it is in the best interests of Parent and its stockholders to consummate the Merger provided for herein;

WHEREAS, the board of directors of Ultimate Parent (the “Ultimate Parent Board of Directors”) has (i) determined that it is in the best interests of Ultimate Parent and its shareholders to consummate the Merger and the Share Issuance provided for herein and (ii) resolved to recommend approval of the Share Issuance by the shareholders of Ultimate Parent; and

WHEREAS, the Company, Ultimate Parent, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation.  The Merger shall have the effects set forth in this Agreement and specified in the MBCA.

SECTION 1.2                                             Closing.  The closing for the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, on the third (3rd) Business Day following the day on which the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or (to the extent permitted by applicable Law) waiver of those conditions at the Closing) have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement or at such other time and place as the Company and Ultimate Parent may agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.3                                             Effective Time.  At the Closing, the Company, Ultimate Parent and Parent will cause the Merger to be consummated by filing with the Department of Licensing and Regulatory Affairs of the State of Michigan (the “Michigan LARA”) a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Michigan LARA as provided in Section 707 of the MBCA.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Michigan LARA or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

SECTION 1.4                                             Articles of Incorporation; Bylaws.

(a)                                 At the Effective Time, the articles of incorporation of the Company as the Surviving Corporation (the “Charter”) shall be immediately amended in its entirety to read as set forth in Exhibit A, until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

(b)                                 At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.10.

SECTION 1.5                                             Directors and Officers.

(a)                                 The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation.  The board of directors of the Surviving Corporation shall be comprised initially of not more than nine (9) directors, including the chief executive officer of the

Surviving Corporation.  Within a transition period of six (6) months after the Effective Time, Parent shall cause the board of directors of the Surviving Corporation to consist of (i) the chief executive officer of the Surviving Corporation, (ii) a minority of representatives of Ultimate Parent, and (iii) a majority of directors independent from Ultimate Parent.  The chief executive officer of the Surviving Corporation, the board of directors of the Surviving Corporation and the Ultimate Parent Board of Directors will make recommendations to Parent and the Surviving Corporation regarding the identification and appointment of the independent directors giving consideration to their respective qualifications and ability to provide effective leadership as a member of the board of directors of the Surviving Corporation. The directors of the Surviving Corporation shall be “independent” of any Market Participant in the Midcontinent Independent System Operator, Inc. or the Southwest Power Pool, Inc.

(b)                                 The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 2.1                                             Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Ultimate Parent, Parent, Merger Sub or the holders of any of the following securities:

(a)                                 Merger Consideration.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Company Share”) (other than Company Shares owned by Ultimate Parent, Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Ultimate Parent and Company Shares owned by the Company or any of its wholly owned subsidiaries, and in each case not held on behalf of third parties (collectively, the “Cancelled Shares”) and the Restricted Stock which shall be treated in accordance with Section 2.2(b) below) shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive (i) an amount equal to $22.57 per Company Share in cash, without interest (the “Per Share Cash Consideration”), and (ii) 0.7520 of a share of validly issued, fully paid and non-assessable Ultimate Parent Common Stock (such share, an “Ultimate Parent Share”) per Company Share (the “Per Share Stock Consideration”, and together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).  At the Effective Time, all of the Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares (other than Cancelled Shares) and each non-certificated Company Share represented by book-entry (other than Cancelled Shares) (a “Book-Entry Share”) shall, in each case, thereafter represent only the right to receive the Per Share Merger Consideration, cash in lieu of any fractional shares in accordance with Section 2.6 and any dividends or other distributions pursuant to Section 2.5, in each case without interest and subject to compliance with the procedures for surrender as set forth in Section 2.3.

(b)                                 Cancellation of Cancelled Shares.  Each Cancelled Share shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(c)                                  Surviving Corporation Shares.  (i) Each share of common stock, no par value, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into one share of common stock, no par value, of the Surviving Corporation; and (ii) the Surviving Corporation shall issue one share of its common stock, no par value, to Parent for each Ultimate Parent Share issued as Per Share Stock Consideration.

SECTION 2.2                                             Treatment of Options, Restricted Stock and Performance Shares.

(a)                                 Treatment of Options.  Immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock (an “Option”) under any Company Stock Plan, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Option to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation or Ultimate Parent (on behalf of the Surviving Corporation), an amount in cash equal to the product of (x) the total number of Company Shares subject to the Option multiplied by (y) the excess, if any, of the Equity Award Consideration over the exercise price per Company Share under such Option, less applicable Taxes required to be withheld with respect to such payment.  For the avoidance of doubt, any Option which has a per share exercise price that is greater than or equal to the Equity Award Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)                                 Treatment of Restricted Stock.  Immediately prior to the Effective Time, each outstanding award of restricted stock (“Restricted Stock”) under any Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such award to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation or Ultimate Parent (on behalf of the Surviving Corporation), (A) an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to such award immediately prior to the Effective Time multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment.

(c)                                  Treatment of Performance Shares. Immediately prior to the Effective Time, each outstanding award of performance shares (“Performance Shares”) under any Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested at the higher of the target level of performance and the actual level of performance through the Effective Time, and each Performance Share award shall be cancelled and shall only entitle the holder of such Performance Share award to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Performance Share award immediately prior to the Effective Time as set forth above multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment.  Furthermore, immediately prior to the Effective Time, Equivalent Performance Shares in respect of outstanding Performance Shares shall vest in the same percentage as the Performance Shares underlying such Equivalent Performance Shares pursuant to this Section 2.2(c) (and, to the extent the percentage of the Performance Shares vesting pursuant to this Section 2.2(c) exceeds 100%, additional Equivalent Performance Shares shall be deemed credited to each holder’s notional account and vested so that the number of Equivalent Performance Shares deemed credited to such holder’s account and vested is equal to the number that would have been held in such account if the number of vested Performance Shares pursuant to this Section 2.2(c) had been issued as of the grant date, rather than the target number of Performance Shares), and each Equivalent Performance Share shall be cancelled and shall only entitle the holder of such Equivalent Performance Share to receive (without interest), at or promptly after the Effective Time from the Surviving Corporation, an amount in cash equal to the product of (x) the number of such Equivalent Performance Shares deemed credited to such holder’s notional account as set forth above multiplied by (y) the Equity Award Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d)                                 Employee Stock Purchase Plans. In accordance with the terms of the Second Amended and Restated Employee Stock Purchase Plan and the 2015 Employee Stock Purchase Plan (the “ESPPs”), (i) the administrator thereof shall determine the date on which the current offering period, shall terminate; (ii) the administrator shall ensure that no offering period under the ESPPs shall be commenced on or after the date of this Agreement; (iii) if the Effective Time shall occur prior to the end of the offering period in existence under the ESPPs on the date of this Agreement, the administrator shall cause a new exercise date to be set under the ESPPs, which date shall be the Business Day immediately prior to the anticipated Closing Date; (iv) the administrator shall prohibit participants in the ESPPs from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPPs in accordance with the terms and conditions of the ESPPs); and (v) accumulated payroll deductions on such date shall be used to purchase the applicable number of shares; provided, however, that to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the ESPPs, the deductions will be refunded to such participant as promptly as practicable following the Effective Time (without interest).  The ESPPs shall terminate immediately following the Effective Time; provided, that such termination shall be contingent upon the occurrence of the Effective Time.

(e)                                  Termination of Company Stock Plans.  After the Effective Time, all Company Stock Plans shall be terminated and no further Options, Restricted Stock, Performance Shares, or other rights with respect to shares of Company Common Stock shall be granted thereunder.

(f)                                   No Right to Acquire Shares.  The Company shall take all actions necessary to ensure that from and after the Effective Time none of Ultimate Parent, Parent or the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Options, Restricted Stock or Performance Shares from and after the Effective Time.

(g)                                  Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board of Directors and the compensation committee of the Company Board of Directors, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.2.

SECTION 2.3                                             Surrender of Company Shares.

Exchange Agent.

(a)                                 Prior to the Effective Time, Ultimate Parent, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with an exchange agent selected by Parent with the Company’s prior approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the shareholders of the Company in connection with the Merger (the “Exchange Agent”) to receive the aggregate Per Share Merger Consideration to which the shareholders of the Company shall become entitled in respect of their Company Shares pursuant to this Article II.   Parent, Ultimate Parent and Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, (i) at or prior to the Effective Time, a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments of the Per Share Cash Consideration under Section 2.1, (ii) at or prior to the Effective Time, evidence of shares in book-entry form representing Ultimate Parent Common Stock issuable pursuant to Section 2.1, and (iii) from time to time as needed, additional cash sufficient to pay cash in lieu of any fractional shares pursuant to Section 2.6 and any dividends or other distributions pursuant to Section 2.5 (such cash and any evidence of shares in book-entry form representing Ultimate Parent Common Stock deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Company Shares.  The Exchange Agent shall invest any cash in the Exchange Fund as directed by Ultimate Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding one month.  To the extent that there are losses with respect to such investments, or any cash in the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Cash Consideration as contemplated by Section 2.1, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the cash in the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 shall be promptly returned to Ultimate Parent, Parent or the Surviving Corporation, as requested by Ultimate Parent.  The funds deposited with the Exchange Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b)                                 Exchange Procedures.

(i)                                     Transmittal Materials.  Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), and with respect to Certificates, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f) to the Exchange Agent), such transmittal materials to be in such form and have such other provisions as Ultimate Parent, Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f)) to the Exchange Agent.

(ii)                                  Certificates.  Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) to the Exchange Agent in accordance with the terms of such transmittal materials and instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) by (2) the Per Share Cash Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (B) the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) by (2) the Per Share Stock Consideration.  No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

(iii)                               Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the aggregate Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 2.1(a).  In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Ultimate Parent and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (A) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (1) the number of Company Shares represented by such Book-Entry Shares by (2) the Per Share Cash Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (B) the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (1) the number of Company Shares represented by such Book-Entry Shares by (2) the Per Share Stock Consideration.  No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

(iv)                              Unrecorded Transfers; Other Payments.  In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment and issuance of the applicable Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock payable pursuant to Section 2.6, and any dividends or other distributions payable pursuant to Section 2.5 are to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, the Ultimate Parent Shares and a check for any cash to be exchanged upon due surrender of the Certificate or Book-Entry Share may be issued to such transferee or other Person if the Certificate or Book-Entry Share formerly representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v)                                 Until surrendered as contemplated by this Section 2.3(b), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock and any dividends or other distributions with respect to Ultimate Parent Shares, as contemplated by this Article II.  The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares for the Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock payable pursuant to Section 2.6 and any dividends or other distributions payable pursuant to Section 2.5.

(c)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation.  Any holder of Company Shares (other than Cancelled Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation, as a general unsecured creditor thereof, for payment and issuance of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)), any cash in lieu of fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and any dividends or other distributions such holder has the right to receive pursuant to Section 2.5 upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates) or acceptable evidence of Book-Entry Shares, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and Parent shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment and issuance of their claim for the Per Share Merger Consideration, any cash in lieu of fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and any dividends or other distributions such holder has the right to receive pursuant to Section 2.5 payable upon due surrender of their Certificates or Book-Entry Share.  Notwithstanding the foregoing, none of the Surviving Corporation, Ultimate Parent, Parent, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any portion of the

Exchange Fund remaining unclaimed by Persons entitled to receive the Per Share Merger Consideration pursuant to this Article II as of a date that is immediately prior to such time as such unclaimed funds would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person entitled thereto.

(d)                                 Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds and the number of Ultimate Parent Shares (which shall be in uncertificated book-entry form) to which the holder thereof is entitled pursuant to this Article II.  The Per Share Merger Consideration paid and issued upon the surrender of Certificates (or upon receipt by the Exchange Agent of an “agent’s message, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or such Book-Entry Shares.

(e)                                  Withholding Rights. Each of Ultimate Parent, Parent, Merger Sub, the Surviving Corporation and their respective agents (including the Exchange Agent), as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Options, Restricted Stock or Performance Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld by the Surviving Corporation, Merger Sub, Ultimate Parent, Parent or any of their respective agents (including the Exchange Agent), as the case may be, such withheld amounts (i) shall be promptly remitted by Ultimate Parent, Parent, Merger Sub, the Surviving Corporation or their respective agents, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Options, Restricted Stock or Performance Shares, as applicable, in respect of which such deduction and withholding was made by the Surviving Corporation, Merger Sub, Ultimate Parent, Parent or their respective agents, as the case may be.

(f)                                   Lost Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will (i) issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Company Shares represented by such lost, stolen or destroyed Certificate by (B) the Per Share Merger Consideration, and such product plus any cash in lieu of any fractional shares of Ultimate Parent Common Stock such holder has the right to receive pursuant to Section 2.6 and dividends and other distributions such holder has the right to receive pursuant to Section 2.5 and (ii) deliver the number of Ultimate Parent Shares, in uncertificated book-entry form, equal to the product obtained by multiplying (x) the number of Company Shares represented by such Book-Entry Share by (y) the Per Share Stock Consideration.

SECTION 2.4                                             Adjustments.  In the event that (i) the number of shares of Company Common Stock or Ultimate Parent Shares or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or Ultimate Parent Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of shares of Company Common Stock or Ultimate Parent Shares, as applicable, or securities or a different class as a result, in either case, of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction or (ii) any cash dividend is declared or paid by Ultimate Parent on Ultimate Parent Shares issued and outstanding after the date hereof and prior to the Effective Time (other than declaration or payment of regular quarterly cash dividends on Ultimate Parent Shares, not to exceed the amount set forth on Section 2.4 of the Parent Disclosure Schedule, with usual record and payment dates for such dividends), in each case the Per Share Merger Consideration and any other number or amount contained herein which is based upon the number of shares of Company Common Stock or Ultimate Parent Shares shall be equitably adjusted; provided, that nothing in this Section 2.4 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

SECTION 2.5                                             Distributions with Respect to Unexchanged Shares.

(a)                                 Certificates.  No dividends or other distributions declared or made with respect to Ultimate Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate with respect to the Ultimate Parent Shares that such holder would be entitled to receive upon surrender of such Certificate, until such holder shall surrender such Certificate in accordance with Section 2.3(b)(ii).  Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of Ultimate Parent Shares issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such Ultimate Parent Shares and (ii) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Ultimate Parent Shares.

(b)                                 Book-Entry Shares.  Subject to applicable Law, there shall be paid to the holder of the Ultimate Parent Shares issued in exchange for Book-Entry Shares in accordance with Section 2.3(b)(iii), without interest, (i) promptly upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date prior to such receipt payable with respect to such Ultimate Parent Shares and (ii) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Ultimate Parent Shares.

SECTION 2.6                                             No Fractional Shares of Ultimate Parent Stock.  No certificates or scrip representing fractional shares of Ultimate Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Ultimate Parent Common Stock or to vote or to any other rights of a holder of Ultimate Parent Common Stock.  All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places.  In lieu of any fractional shares of Ultimate Parent Common Stock, each holder of Company Common Stock who would otherwise be entitled to receive such fractional shares of Ultimate Parent Common Stock shall be entitled to receive an amount in cash, without interest, rounded up to the nearest cent, equal to the product obtained by multiplying (a) the amount of the fractional share interest in a share of Ultimate Parent Common Stock to which such holder would, but for this Section 2.6, be entitled to under Section 2.1, and (b) the average of the volume weighted average price per share of Ultimate Parent Common Stock on the Toronto Stock Exchange (the “TSX”) (as reported by Bloomberg L.P. or such other authoritative source mutually selected by the Company and Parent) on each of the five (5) consecutive trading days ending with the second complete trading day immediately prior to the Closing Date (such average, the “Average Price”) (with each such trading day’s applicable price converted into United States dollars using the spot exchange rate reported with respect to such day by Bloomberg L.P. (or such other authoritative source mutually selected by the Company and Parent) (such conversion rate, the “Conversion Rate”)).  The payment of cash in lieu of fractional share interests pursuant to this Section 2.6 is not a separately bargained-for consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Ultimate Parent, Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC at least one (1) Business Day prior to the date of this Agreement (excluding, in each case, any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other similar disclosures included in such SEC Reports that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent on the face of such SEC Reports) or (ii) as set forth on the corresponding sections or subsections of the disclosure schedules delivered to Ultimate Parent, Parent and Merger Sub by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 3.1                                             Organization and Qualification; Subsidiaries.

Each of the Company and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, formed, existing, qualified or, to the extent such concept is applicable, in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.1 of the Company Disclosure Schedule sets forth (x) each of the Company’s Significant Subsidiaries and the ownership interest of the Company in each such Significant Subsidiary, as well as the ownership interest of any other Person or Persons in each such Significant Subsidiary and (y) the jurisdiction of organization of each such Significant Subsidiary.

SECTION 3.2                                             Articles of Incorporation and Bylaws.  The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the Amended and Restated Articles of Incorporation, as amended to date (the “Company Articles of Incorporation”), and the Fifth Amended and Restated Bylaws, as amended to date (the “Company Bylaws”), of the Company as in effect as of the date hereof, and the articles of incorporation and by-laws, or equivalent organizational documents, of each of the Company’s Significant Subsidiaries, each as in effect as of the date hereof.  The Company Articles of Incorporation and the Company Bylaws are in full force and effect.  Neither the Company nor any Significant Subsidiary is in material violation of any provision of its articles of incorporation or by-laws (or equivalent organizational document).

SECTION 3.3                                             Capitalization.  The authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock, no par value (the “Company Common Stock”), and (ii) 10,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”).

(a)                                 As of the close of business on February 8, 2016 (the “Company Capitalization Date”), the total authorized and issued equity of the Company consisted of the following equity securities:

(i)                                     152,720,196 shares of Company Common Stock were issued and outstanding (which number includes Restricted Stock and the target number of Performance Shares);

(ii)                                  no shares of Company Preferred Stock were issued or outstanding;

(iii)                               there were (A) 3,795,936 shares of Company Common Stock underlying outstanding Options of which 2,698,234 Options were vested and 1,097,702 Options were unvested, with a weighted average exercise price of $25.96, (B) 928,732 shares of Restricted Stock, (C) 278,184 shares of unvested Performance Shares (calculated based on target level performance achievement) and 4,409 shares of unvested Equivalent Performance Shares (calculated based on target level performance achievement), in each such case as granted or provided for under the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and its subsidiaries, the Second Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan and the ITC Holdings Corp. 2015 Long Term Incentive Plan

(the “2015 LTIP”) (and applicable award agreements issued thereunder), as applicable (collectively, the “Company Stock Plans”), (D) no shares of Company Common Stock were held by the Company in its treasury, (E) no restricted stock units were issued or outstanding, (F) 10,478,150 shares of Company Common Stock were reserved for issuance under the Company Stock Plans and (G) 956,588 shares of Company Common Stock were reserved for issuance under the ESPP.

(b)                                 From the close of business on the Capitalization Date through the date of this Agreement, no (i) Options, (ii) Restricted Stock, (iii) Performance Shares (or awards in respect thereof), and (iv) no restricted stock units, have been granted, and no shares of Company Common Stock have been issued, except for shares of Company Common Stock issued pursuant to the exercise, vesting or settlement of Options, Restricted Stock or Performance Shares, in each case in accordance with the terms of the Company Stock Plans.  Except as set forth in Section 3.3(a) or on Section 3.3(b) of the Company Disclosure Schedule as of the date of this Agreement, (1) there are no outstanding or authorized (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options, warrants, calls, phantom stock or other rights to acquire from the Company, or obligations or agreements of the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company (collectively, “Company Securities”), and (2) there are no outstanding contractual obligations of the Company or any of the Company’s subsidiaries (A) to repurchase, redeem or otherwise acquire or dispose of, or (B) that contain any right of first refusal with respect to, require the registration for sale of, apply voting restrictions to, grant any preemptive or antidilutive rights with respect to, or otherwise restrict any Person from purchasing, selling, pledging or otherwise disposing of, any Company Securities.  All outstanding shares of Company Common Stock, and all shares of the Company reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights, purchase options, call, right of first refusal or any similar right. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned subsidiary of the Company and are owned free and clear of all Liens, or any similar rights, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.  The Company does not have outstanding any bonds, debentures, notes or other indebtedness or obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

SECTION 3.4                                             Authority.

(a)                                 The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Merger, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Shareholders Meeting, or any adjournment or postponement thereof, to approve this Agreement (the “Company Requisite Vote”) and the filing of the Certificate of Merger with the Michigan LARA.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b)                                 All of the directors of the Company Board of Directors present at a duly called and held meeting, at which a quorum of the directors of the Company Board of Directors were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved and adopted this Agreement, (iii) resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement and the Merger (the “Company Recommendation”) and (iv) directed that this Agreement and the Merger be submitted to the shareholders of the Company for their approval, which resolutions have not been amended, withdrawn or modified in any way as of the date hereof.  The only vote of the shareholders of the Company required to approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

SECTION 3.5                                             No Conflict; Required Filings and Consents.

(a)                                 Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time, or both) (i) breach or violate the Company Articles of Incorporation or the Company Bylaws or any comparable governing documents of any subsidiary of the Company, (ii) assuming that all Consents and Filings set forth on Section 3.5(b) of the Company Disclosure Schedule have been made, and any waiting periods thereunder have terminated or expired, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company or any subsidiary of the Company pursuant to, any Contract or License to which the Company or any subsidiary of the Company is a party, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or which would not reasonably be expected to prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby.

(b)                                 No Licenses, clearances, expirations or terminations of waiting periods, non-actions, waivers, qualifications, change of ownership approvals or other authorizations (each, a “Consent”) of, or registration, notice, declaration or filing (each, a “Filing”) with, any

Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by the Company or the failure of which to obtain or make does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.6                                             Compliance.  (a)  None of the Company or any of its subsidiaries is, or within the past three (3) years has been, in conflict with, default under or in violation of any Law applicable to the Company or any of its subsidiaries, except for any such conflict, default or violation, which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (b) the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals, grants, certificates, variances, exceptions, permissions, qualifications, registrations, clearances and franchises (“Licenses”) from Governmental Entities and any independent system operators and Regional Transmission Organizations required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company and each of its subsidiaries is, and within the past three (3) years has been, in compliance in all respects with the terms of the Licenses, except where the failure to be in compliance does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.7                                             SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)                                 The Company has filed or otherwise transmitted or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2014 (the “Applicable Date”) through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including those filed after the date hereof and including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”).  As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied, or if filed after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing.  As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement.

(b)                                 The audited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) included in the SEC Reports (i) complied, or if filed after the date hereof will comply, as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been prepared, or if filed after the date hereof, will be prepared, in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); and (iii) fairly present, or if filed after the date hereof, will fairly present, in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings, cash flows and stockholders’ equity for the periods indicated.  The unaudited consolidated interim financial statements of the Company and its subsidiaries (including any related notes thereto) included in the SEC Reports (1) complied in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period end adjustments); and (3) fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)                                  The Company maintains disclosure controls and procedures required by Rule 13a-15 and 15d-15 of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its subsidiaries.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company (i) is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) is accumulated and communicated to the Company’s management (including the Company’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  Based on the Company’s most recent evaluation of internal control prior to the date hereof, the Company has disclosed to its auditors and the audit committee of the Company Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)                           Except (i) as reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company and its subsidiaries included in the SEC Reports filed prior to the date hereof; (ii) for liabilities or obligations incurred in the ordinary course of business since September 30, 2015; and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has or is subject to any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet, other than those which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.8                                             Contracts.

(a)                                 Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the SEC Reports prior to the date hereof, (iii) for the Company Plans and Company Stock Plans or (iv) as set forth in Section 3.8 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any Contract that:

(i)                                     contains covenants binding upon the Company or any of its Affiliates that materially restrict the ability of the Company or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to the Company and its subsidiaries taken as a whole as of the date of this Agreement, except for leases;

(ii)                                  is a material partnership, joint venture or similar Contract that, in each case, is material to the Company and its subsidiaries taken as a whole as of the date of this Agreement;

(iii)                               under which the Company or any of its subsidiaries is liable for indebtedness in excess of $50,000,000;

(iv)                              expressly limits or otherwise restricts the ability of the Company or any of its subsidiaries to pay dividends or make distributions to its shareholders (excluding restrictions applicable only upon a default or event of default);

(v)                                 by its terms calls for aggregate payments by the Company and its subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract (other than this Agreement, Contracts subject to clause (iii) above, purchase orders for the purchase of inventory and/or equipment in the ordinary course of business and leases);

(vi)                              relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $50,000,000; and

(vii)                           by its terms calls for aggregate payments to the Company and its subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract (other than this Agreement or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business).

Each Contract (i) set forth (or required to be set forth) in Section 3.8 of the Company Disclosure Schedule, (ii) filed as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or (iii) disclosed by the Company on a Current Report on Form 8-K as a “material contract” (excluding any Company Plan), is referred to herein as a “Company Material Contract”.

(b)                                 Each of the Company Material Contracts is a legal, valid and binding obligation of, and enforceable against, the Company or the Company subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms in the ordinary course of business consistent with past practice, and (ii) for such failures to be legal, valid and binding or to be in full force and effect that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)                                  The Company or its subsidiary that is a party to a Company Material Contract is in compliance with all terms and requirements of each Company Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by the Company or any of its subsidiaries under any such Company Material Contract, and, to the knowledge of the Company, no other party to any Company Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Company Material Contract, except in each case where such violation, breach, default or event of default does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor, to the knowledge of the Company, any of its subsidiaries has received written notice from any other party to a Company Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Company Material Contract (except in accordance with the terms thereof).

SECTION 3.9                                             Absence of Certain Changes or Events.

(a)                                 Since December 31, 2014 through the date of this Agreement, (i) except as contemplated by this Agreement, the Company and its subsidiaries have conducted their business in the ordinary course, in all material respects, and (ii) there has not occurred any event, development, change, effect or occurrence that, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)                                 Since December 31, 2014 through the date of this Agreement, neither the Company nor any subsidiary of the Company has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.1(d)(ii), (vii), (x), (xii) or (xvi).

SECTION 3.10                                      Absence of Litigation.  There are no civil, criminal, administrative or other suits, claims, actions, proceedings, or arbitrations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such suit, claim, action, proceeding, or arbitration that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.11                                      Employee Benefit Plans.

(a)                                 Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan. “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), and each other director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, equity or phantom equity, change in control, deferred compensation, incentive compensation, pension, retirement savings, bonus, profit sharing, health, medical or dental, disability, unemployment insurance, severance or employment agreement or any other compensatory plan or policy contributed to, sponsored or maintained by the Company or any of its subsidiaries for the benefit of any current, former or retired employee or director or other individual consultant/service provider of the Company or any of its subsidiaries (collectively, the “Company Employees”).

(b)                                 With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company has made available to Parent a true, correct, and complete copy thereof to the extent in writing and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from, and all material correspondence with the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (v) all material correspondence with the United States Department of Labor and the Pensions Benefit Guaranty Corporation.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Plan has been established, funded and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, rules and regulations and (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Plan that could reasonably be expected to result in material liability to the Company. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(d)                                 No Company Plan and no plan maintained by any Person, that together with the Company would be deemed to be a single employer under Section 4001(b) of ERISA (each an “ERISA Affiliate”) that is covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer such plan. Neither the Company, its subsidiaries nor any ERISA Affiliate contributes to, or has an obligation to contribute to, nor has at any time in the past six years contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(e)                                  None of the execution, delivery and performance of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event) will (i) entitle any Company Employee to severance pay (or a material increase in severance pay), unemployment compensation or any other payment, except as contemplated by this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, except as contemplated by this Agreement, (iii) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, (iv) result in payments which would not reasonably be expected to be deductible under Section 280G of the Code or (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

SECTION 3.12                                      Labor and Employment Matters.  The Company is not, nor has it ever been, a party to any collective bargaining agreement or other Contract with any labor union or other labor organization or other representative representing any Company Employees, nor is any such Contract presently being negotiated. To the knowledge of the Company, there is no unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board (or equivalent regulatory body, tribunal or authority) against the Company which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  There is no grievance, arbitration hearing, or arbitration award pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.13                                      Insurance.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which the Company and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

SECTION 3.14                                      Properties.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or a subsidiary of the Company owns and has good and valid title to, or holds valid rights to lease or otherwise use, all items of real and personal property that are necessary to permit it to conduct the business of the Company and its subsidiaries taken as a whole as currently conducted, in each case free and clear of all liens, encumbrances, pledges, hypothecations, charges, mortgages, security interests, options, rights of first offer or last offer, preemptive rights, claims and defects, and imperfections of title (“Liens”) (except in all cases for (A) Liens permissible under any applicable loan agreements and indentures, (B) statutory liens securing payments not yet due, (C) with respect to real property (1) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property, (2) such imperfections or irregularities of title, Liens, easements, covenants and other restrictions or encumbrances (including easements, rights of way, options, reservations or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection), as do not materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (D) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided, (E) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (F) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business relating to obligations which are not overdue or that are being contested in good faith, and (G) mortgages, or deeds of trust, security interests or other encumbrances on title related to (x) indebtedness reflected on the most recent balance sheet included in the SEC Reports filed prior to the date hereof or (y) indebtedness incurred after the date hereof, in compliance with Section 6.1(d)(v)) (items in clauses (A) through (G) are referred to herein as “Permitted Liens”).

SECTION 3.15                                      Tax Matters.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)                                 All Tax Returns required to be filed by, or on behalf of, the Company or any of its subsidiaries have been timely filed, or will be timely filed, in accordance with all applicable Laws and all such Tax Returns were, or will be at the time of filing, complete and accurate.  The Company and each of its subsidiaries has timely paid (or has had paid on its behalf) in full all Taxes due and payable except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP.  There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or any of its subsidiaries, other than with respect to Taxes not yet due and payable.

(b)                                 No deficiencies for any Taxes have been proposed or assessed in writing against the Company or any of its subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of the Company or any of its subsidiaries either within the Company’s knowledge or claimed, pending or raised by a Taxing Authority in writing.  During the last three (3) years, no claim has been made in writing by any Governmental Entity in a jurisdiction where any of the Company or its subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction.  Neither the Company nor any of its subsidiaries has waived in writing any statute of limitations with respect to Taxes for any open tax year.

(c)                                  Neither the Company nor any of its subsidiaries (i) is or has ever been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person, other than the Company and any of its subsidiaries, by reason of filing or being required to file a consolidated, combined, affiliated, unitary or similar income Tax Return, or as a transferee or successor, by contract, or otherwise.

(d)                                 None of the Company or any of its subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than (i) agreements solely between or among the Company and/or any of its subsidiaries or (ii) agreements entered into in the ordinary course that do not relate primarily to Taxes.

(e)                                  None of the Company or any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f)                                   All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Taxing Authority.

(g)                                  No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its subsidiaries, which could reasonably be expected to affect tax periods beginning after December 31, 2012.

(h)                                 Neither the Company nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

Except to the extent that Section 3.11 relates to Taxes, the representations and warranties set forth in this Section 3.15 shall constitute the only representations and warranties by the Company with respect to Tax matters. For purposes of this Agreement:

(i)                                     “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever imposed by any Taxing Authority, and payments in lieu of taxes owed to any Taxing Authority, together with all interest, penalties and additions imposed with respect to such amounts;

(ii)                                  “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Taxing Authority; and

(iii)                               “Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

SECTION 3.16                                      Registration Statement; Proxy Statement; Circular.

(a)                                 None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) a registration statement on Form F-4, containing a prospectus of Ultimate Parent, or such other SEC Form for the purposes of registering Ultimate Parent Common Stock with the SEC under the Securities Act (the “Registration Statement “) and (ii) the proxy statement (which may form a part of the Form F-4) to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the time such document is first filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the time of the Company Shareholder Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)                                 None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy circular to be sent to the shareholders of Ultimate Parent (the “Circular”) will, at the time such document is filed with the TSX, at the time such document is filed with the Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)                                  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Ultimate Parent, Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

SECTION 3.17                                      Intellectual Property.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and its subsidiaries own, free and clear of all Liens except Permitted Liens, or have the right to use the Intellectual Property used in their business as currently conducted; (b) the conduct of the Company’s business as currently conducted does not infringe, misappropriate or violate the Intellectual Property rights of any Person, and the Company and its subsidiaries have not received any written claim or allegation of same within the past three (3) years; (c) no Person is infringing, misappropriating or violating the Intellectual Property owned by the Company or its subsidiaries; and (d) the Company and its subsidiaries take all reasonable actions to protect the secrecy of their material trade secrets and confidential information and the security and operation of their material software and systems, and to the knowledge of the Company, there have been no security breaches, unauthorized intrusions, or failures of same within the last three (3) years.

SECTION 3.18                                      Environmental Matters.  (a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i)             the Company and its subsidiaries are operating in compliance with all applicable Environmental Laws, including having all Permits required under any applicable Environmental Law for the operation of the business as currently conducted;

(ii)          neither the Company nor any of its subsidiaries has released or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by it or at any other location that is (A) currently subject to any investigation, remediation or monitoring, or (B) reasonably likely to result in liability to the Company or any subsidiary, in either case (A) or (B) under any applicable Environmental Laws;

(iii)       neither the Company nor any of its subsidiaries has or would reasonably be expected to have any responsibility, obligation or liability relating to any former manufactured gas plant pursuant to any Environmental Laws or any contractual agreements relating to Environmental Laws;

(iv)      neither the Company nor any of its subsidiaries is a party to, or has received written notice of, any pending or threatened claim, complaint, suit or demand alleging that it is in violation of or has liability under any Environmental Laws;

(v)         neither the Company nor any of its subsidiaries is a party or subject to any order, judgment, decree, settlement agreement, or similar arrangement imposing on it any obligation under any applicable Environmental Laws that remains unfulfilled; and

(vi)      neither the Company nor any of its subsidiaries has expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

The representations and warranties set forth in this Section 3.18 shall constitute the only representations and warranties by the Company with respect to environmental matters. For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all federal, state, local or international laws (including common law), rules, orders, regulations, statutes, ordinances, codes or decrees that concern (i) pollution,(ii) protection or clean-up of the environment and/or (iii) the investigation or remediation of or exposure to any Hazardous Substance.

“Hazardous Substances” shall mean any dangerous, toxic, hazardous or radioactive waste, material, or substance, any pollutant or contaminant, and any other terms of similar meaning, as defined or regulated in any applicable Environmental Law (including petroleum or petroleum products, polychlorinated biphenyls and asbestos).

SECTION 3.19                                      Opinions of Financial Advisors.  Each of Barclays Capital Inc., Morgan Stanley & Co. LLC and Lazard & Frères & Co. LLC (the “Company Financial Advisors”) has delivered to the Company Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date and based upon, and subject to, the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

SECTION 3.20                                      Regulatory Matters.

(a)                       Regulation as a Utility.  Each of the Regulated Operating Subsidiaries is regulated as an independent transmission company and public utility by FERC. ITC Midwest is subject to siting regulation and open records access as a transmission owner and operator by the Iowa Utilities Board in the State of Iowa, regulation as a public utility by the Illinois Commerce Commission in the State of Illinois, regulation as a public utility by the Missouri Public Service Commission in the State of Missouri, regulation as a transmission company by the Minnesota Public Utilities Commission in the State of Minnesota, and regulation as a public utility limited to transmission ownership and service in the State of Wisconsin. ITC Great Plains is subject to regulation as a transmission-only public utility by the Kansas Corporation Commission and the Oklahoma Corporation Commission in the States of Kansas and Oklahoma, respectively. Each of ITC Transmission and METC is subject to regulation as an independent transmission company by the Michigan Public Service Commission in the State of Michigan.

(b)                       Utility Reports.  All filings (other than immaterial filings) required to be made by the Company or any of the Regulated Operating Subsidiaries since January 1, 2014, with FERC under the FPA or the Public Utility Holding Company Act of 2005, the Department of Energy and any applicable state utility commissions, as the case may be, have been made, as applicable, on a timely basis, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.21                                      Brokers.  No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company’s engagement letters with Company Financial Advisors, which letters describe all fees payable to the Company Financial Advisors, in connection with the transactions contemplated hereby and all Contracts under which any such fees or any expenses are payable and all indemnification and other Contracts with the Company Financial Advisors entered into in connection with the transactions contemplated hereby.

SECTION 3.22                                      Takeover Statutes; Appraisal Rights.  No “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company is applicable to this Agreement or the transactions contemplated hereby, including the Merger.  The Company Board of Directors has not adopted any resolution or taken any other action that could entitle any current or former holder of Company Shares to any dissenter’s rights or any other rights of appraisal following the Closing.

SECTION 3.23                                      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of Ultimate Parent, Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Ultimate Parent, Parent or Merger Sub.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Ultimate Parent, Parent, Merger Sub or any other Person resulting from the distribution to Ultimate Parent, Parent or Merger Sub, or Ultimate Parent’s, Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Ultimate Parent, Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

SECTION 3.24                                      Access to Information; Disclaimer.  The Company acknowledges and agrees that it has conducted its own independent investigation of Ultimate Parent, Parent, Merger Sub and their respective subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries, other than the representations and warranties of Ultimate Parent, Parent, and Merger Sub expressly contained in Articles IV and V of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Ultimate Parent, Parent, Merger Sub, their respective subsidiaries or their respective businesses and operations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING
PARENT AND MERGER SUB

Ultimate Parent, Parent and Merger Sub each hereby represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure schedules delivered to the Company by Parent concurrently with entering into this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 4.1                                             Organization.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby.  Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the articles of incorporation and bylaws of Merger Sub, each as amended to the date of this Agreement, and each as so delivered in full force and effect.

SECTION 4.2                                             Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action by the Boards of Directors of Parent and Merger Sub and Parent has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.3                                             No Conflict; Required Filings and Consents.

(a)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby, including the ownership and operation of the Company and its subsidiaries following the Effective Time, will not (i) breach or violate the certificate of incorporation or bylaws of Parent, the articles of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any Affiliate thereof, is a party, except in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby.

(b)                                 No Consent or Filing with, any Governmental Entity or third party is required for or in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by Parent or Merger Sub or the failure of which to obtain or make would not reasonably be expected to prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby.

SECTION 4.4                                             Absence of Litigation.  There are no civil, criminal, administrative or other suits, claims, actions, proceedings or arbitrations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such suit, claim, action, proceeding or arbitration that would not or would not reasonably be expected to, prevent, materially delay or materially impede the consummation by Parent or Merger Sub of the transactions contemplated hereby.  Neither Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not reasonably be expected to, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement by Parent or Merger Sub.

SECTION 4.5                                             Operations and Ownership of Merger Sub.  As of the date hereof, the authorized capital stock of Merger Sub consists solely of 60,000 shares of common stock, no par value, 10,000 of which are validly issued and outstanding as of the date hereof.  At least eighty percent (80%) of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than as expressly contemplated herein or in furtherance of the transactions contemplated hereby.

SECTION 4.6                                             Absence of Certain Agreements.  As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company or any of their subsidiaries to finance in whole or in part the transactions contemplated herein; or (iii) any Company Employee has agreed to remain as an employee of the Company or any of its subsidiaries or to become an employee or consultant of Parent or any of its subsidiaries following the Effective Time.

SECTION 4.7                                             Registration Statement; Proxy Statement; Circular.  None of the information supplied by or on behalf of Parent or Merger Sub for inclusion in (a) the Registration Statement and/or the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Circular will, at the time such document is filed with the TSX, at the time such document is filed with the Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Ultimate Parent makes no representation or warranty with respect to any information supplied by or on behalf of the Company which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

SECTION 4.8                                             Brokers.  No broker, finder or investment banker (other than Goldman, Sachs & Co. and Scotia Capital Inc., whose fees shall be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their respective Affiliates for which the Company could have liability in a circumstance where the Merger is not consummated.

SECTION 4.9                                             Ownership of Shares of Company Common Stock.  Other than pursuant to this Agreement, neither Ultimate Parent nor any of its subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any securities that are convertible into or exchangeable or exercisable for shares of Company Common Stock, or holds any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Ultimate Parent, Merger Sub, or any of their respective subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the shares of Company

Common Stock or a value determined in whole or part with reference to, or derived in whole or part from, the value of the shares of Company Common Stock, in any case without regard to whether (a) such derivative conveys any voting rights in such securities to such Person or such Person’s subsidiaries, (b) such derivative is required to be, or capable of being, settled through delivery of securities or (c) such Person or such Person’s subsidiaries may have entered into other transactions that hedge the economic effect of such derivative.

SECTION 4.10                                      Vote/Approval Required.  Other than the Ultimate Parent Requisite Vote and the vote or consent of Parent, no vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 4.11                                      Available Funds.  Parent has delivered to the Company a correct and complete fully executed copy of (a)(i) the commitment letter, dated February 9, 2016, between Ultimate Parent and The Bank of Nova Scotia, including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement (the “Scotia Commitment Letter”), and (ii) the fee letter referenced in the Scotia Commitment Letter (with only the fee, certain other economic provisions and certain other confidential terms (none of which adversely affects the conditionality, enforceability, termination, principal amount or availability of the such financing) redacted) and (b) (i) the commitment letter, dated February 9, 2016, between Ultimate Parent and Goldman Sachs Bank USA, including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement (the “Goldman Commitment Letter” and together with the Scotia Commitment Letter, the “Commitment Letters”), and (ii) the fee letter referenced in the Goldman Commitment Letter (with only the fee, certain other economic provisions and certain other confidential terms (none of which adversely affects the conditionality, enforceability, termination, principal amount or availability of such financing) redacted), pursuant to which the financial institutions party thereto have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Committed Financing”).  Assuming the Committed Financing is funded in accordance with the Commitment Letters, the aggregate net proceeds contemplated by the Commitment Letters, together with cash and cash equivalents on hand, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient to permit Parent to fund the aggregate Per Share Cash Consideration and other cash payments to be made pursuant to Article II and any other amounts payable by Ultimate Parent, Parent, Merger Sub, the Surviving Corporation or any of their respective subsidiaries in connection with this Agreement and the transactions contemplated hereby.  Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s, or any other Person’s ability to obtain financing for the transactions contemplated hereby. The Commitment Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement.  As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligations of each of Ultimate Parent and the other parties thereto, subject to the Bankruptcy and Equity Exception.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Ultimate Parent under the Commitment Letters or any other party to the Commitment Letters. Ultimate Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Committed Financing. As of the date of this Agreement, Parent (1) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Ultimate Parent in either of the Commitment Letters inaccurate in any material respect and (2) has no reason to believe that any of the conditions to the Committed Financing contemplated by the Commitment Letters will not be satisfied on a timely basis or that the Committed Financing will not be made available on the Closing Date.  As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Committed Financing other than as expressly set forth in the Commitment Letters (subject to the limitations set forth above) that could adversely affect the amount, availability or conditions of the Committed Financing.

SECTION 4.12                                      Solvency.  After giving effect to all of the transactions contemplated by this Agreement, the payment of the aggregate consideration to which the shareholders of the Company are entitled under Article II and payment of all related fees and expenses, the Ultimate Parent and its subsidiaries, taken as a whole, will not: (a) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (b) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (c) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

SECTION 4.13                                      No Other Information; No Other Representations or Warranties.

(a)                       Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III.  The representations and warranties set forth in Article III are made solely by the Company, and no Representative of the Company shall have any responsibility or liability related thereto.

(b)                       Except for the representations and warranties contained in this Article IV or contained in Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.  None of Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in expectation of the transactions contemplated by this Agreement.

SECTION 4.14                                      Access to Information; Disclaimer.  Parent and Merger Sub each acknowledges and agrees that it has conducted its own independent investigation and analysis of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ULTIMATE PARENT

Ultimate Parent hereby represents and warrants to the Company that, except (i) as disclosed in the documents filed under the profile of Ultimate Parent or any of its subsidiaries on the System for Electronic Document Analysis Retrieval (“SEDAR”) or filed or furnished to the SEC at least one (1) Business Day prior to the date of this Agreement (excluding, in each case, any risk factor disclosures contained under the heading “Key Trends, Risks and Opportunities”, “Risk Factors” or any disclosure of risks included in any “forward-looking information” or “forward-looking statements” disclaimer or any other similar disclosures included in such filings that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent on the face of such disclosure) or (ii) as set forth on the corresponding sections or subsections of the Parent Disclosure Schedule, it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 5.1                                             Organization and Qualification; Subsidiaries.

(a)                                 Each of Ultimate Parent and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so organized, formed, existing, qualified or, to the extent such concept is applicable, in good standing does not have and would not reasonably be expected to have not, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

(b)                                 Section 5.1(b)(i) of the Parent Disclosure Schedule sets forth (x) each of Ultimate Parent’s Significant Subsidiaries and the ownership interest of Ultimate Parent in each such Significant Subsidiary, as well as the ownership interests of any other Person or Persons in each such Significant Subsidiary and (y) the jurisdiction of organization of each such Significant Subsidiary.

SECTION 5.2                                             Articles of Incorporation and Bylaws.  Ultimate Parent has furnished or otherwise made available to the Company, prior to the date hereof, a correct and complete copy of the Articles of Incorporation, as amended to date (the “Ultimate Parent Articles of

Incorporation”), and the Bylaws, as amended to date (the “Ultimate Parent Bylaws”), of Ultimate Parent as in effect as of the date hereof.  The Ultimate Parent Articles of Incorporation and the Ultimate Parent Bylaws are in full force and effect. Neither Ultimate Parent nor any Significant Subsidiary  is in material violation of any provision of its articles of incorporation or by-laws (or equivalent organizational document).

SECTION 5.3                                             Capitalization.  The authorized share capital of Ultimate Parent consists of (i) an unlimited number of common shares, no par value (the “Ultimate Parent Common Stock”), (ii) an unlimited number of first preference shares issuable in series, no par value (the “Ultimate Parent First Preference Shares”), and (iii) an unlimited number of second preference shares issuable in series, no par value (the “Ultimate Parent Second Preference Shares”).

(a)                                 Other than as set forth in Section 5.3(a) of the Parent Disclosure Schedule, as of the close of business on February 8, 2016 (the “Ultimate Parent Capitalization Date”), the total authorized and issued equity of Ultimate Parent consisted of the following equity securities:

(i)                                     281,812,344 shares of Ultimate Parent Common Stock were issued and outstanding;

(ii)                                  7,993,500 shares of Ultimate Parent First Preference Shares, Series E were issued and outstanding;

(iii)                               5,000,000 shares of Ultimate Parent First Preference Shares, Series F were issued and outstanding;

(iv)                              9,200,000 shares of Ultimate Parent First Preference Shares, Series G were issued and outstanding;

(v)                                 7,024,846 shares of Ultimate Parent First Preference Shares, Series H were issued and outstanding;

(vi)                              2,975,154 shares of Ultimate Parent First Preference Shares, Series I were issued and outstanding;

(vii)                           8,000,000 shares of Ultimate Parent First Preference Shares, Series J were issued and outstanding;

(viii)                        10,000,000 shares of Ultimate Parent First Preference Shares, Series K were issued and outstanding; and

(ix)                              24,000,000 shares of Ultimate Parent First Preference Shares, Series M were issued and outstanding.

(b)                                 From the close of business on the Ultimate Parent Capitalization Date through the date of this Agreement, no (i) options to purchase Ultimate Parent Common Stock, (ii) deferred share units, (iii) performance share units, or (iv) restricted share units, have been granted, and no Ultimate Parent Shares have been issued, except for Ultimate Parent Shares issued pursuant to the exercise, vesting or settlement of options, deferred share units, performance share units or restricted share units, in each case in accordance with the terms of the underlying stock plan (the “Ultimate Parent Compensation Plans”).  Except as set forth in Section 5.3(a) of this Agreement or in Sections 5.3(a) or (b) of the Parent Disclosure Schedule, as of the date of this Agreement (1) there are no outstanding or authorized (A) shares of capital stock or other voting securities of Ultimate Parent, (B) securities of Ultimate Parent convertible into or exchangeable for shares of capital stock or voting securities of Ultimate Parent or (C) options, warrants, calls, phantom stock or other rights to acquire from Ultimate Parent, or obligations, or agreements of Ultimate Parent to issue, transfer or sell, or cause to be issued, transferred or sold, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of Ultimate Parent (collectively, “Ultimate Parent Securities”), and (2) there are no outstanding contractual obligations of Ultimate Parent or any of Ultimate Parent’s subsidiaries (A) to repurchase, redeem or otherwise acquire or dispose of, or (B) that contain any right of first refusal with respect to, require the registration for sale of, apply voting restrictions to, grant any preemptive or antidilutive rights with respect to, or otherwise restrict any Person from purchasing, selling, pledging or otherwise disposing of, any Ultimate Parent Securities.  All outstanding Ultimate Parent Shares, and all shares of Ultimate Parent reserved for issuance as noted in Section 5.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights, purchase options, call rights, right of first refusal or any similar right. Except as set forth on Section 5.3(b) of the Parent Disclosure Schedule, each of the outstanding shares of capital stock of each of Ultimate Parent’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Ultimate Parent or another wholly-owned subsidiary of Ultimate Parent and are owned free and clear of all Liens, or any similar rights, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.  Except as set forth in Section 5.3(b) of the Parent Disclosure Schedule or the Convertible Subordinated Debentures (as defined in the Goldman Commitment Letter), Ultimate Parent does not have outstanding any bonds, debentures, notes or other indebtedness or obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Ultimate Parent on any matter.

SECTION 5.4                                             Authority.

(a)                                 Ultimate Parent has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Merger, subject only to the approval of the issuance of the Ultimate Parent Common Stock contemplated by Section 2.1 (the “Share Issuance”) by the shareholders of Ultimate Parent by ordinary resolution at the Ultimate Parent Shareholders Meeting, or any adjournment or postponement thereof, in accordance with the policies of the TSX (the “Ultimate Parent Requisite Vote”), and the filing of the Certificate of Merger with the Michigan LARA.  This Agreement has been duly and validly executed and delivered by Ultimate Parent and, assuming the due authorization, execution and delivery hereof by the other Parties, constitutes a legal, valid and binding obligation of Ultimate Parent enforceable against Ultimate Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only vote of the shareholders of Ultimate Parent required to approve the Share Issuance is the Ultimate Parent Requisite Vote.

(b)                                 The Ultimate Parent Board of Directors, at a duly called and held meeting at which a quorum of the directors of Ultimate Parent was present, has, by a vote of all directors present, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Ultimate Parent and its shareholders, (ii) approved and adopted this Agreement, (iii) resolved to recommend that the shareholders of Ultimate Parent vote in favor of the approval of the Share Issuance (the “Ultimate Parent Recommendation”), and (iv) directed that the Share Issuance be submitted to the shareholders of Ultimate Parent for their approval, which resolutions have not been amended, withdrawn or modified in any way as of the date hereof.

SECTION 5.5                                             No Conflict; Required Filings and Consents.

(a)                                 The execution, delivery and performance of this Agreement by Ultimate Parent do not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time, or both) (i) assuming receipt of the Ultimate Parent Requisite Vote, breach or violate the Ultimate Parent Articles of Incorporation or the Ultimate Parent Bylaws or any comparable governing documents of any subsidiary of Ultimate Parent, (ii) assuming that all Consents and Filings set forth on Section 5.5(b) of the Parent Disclosure Schedule have been made, any waiting periods thereunder have terminated or expired, and the Ultimate Parent Requisite Vote has been received, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Ultimate Parent or any of its subsidiaries or by which any of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of Ultimate Parent or any subsidiary of Ultimate Parent pursuant to, any Contract or License to which Ultimate Parent or any subsidiary of Ultimate Parent is a party, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent or which would not reasonably be expected to prevent, materially delay or materially impede the consummation by Ultimate Parent of the transactions contemplated hereby.

(b)                                 No Licenses, Consents of, or Filings with, any Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the execution, delivery and performance of this Agreement by Ultimate Parent or the consummation by Ultimate Parent of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by Ultimate Parent or the failure of which to obtain or make does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.6                                             Compliance.  (a)  None of Ultimate Parent or any of its subsidiaries is, or within the past three (3) years has been, in conflict with, default under or in violation of any Law applicable to Ultimate Parent or any of its subsidiaries, except for any such conflict, default or violation, which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, and (b) Ultimate Parent and its Significant Subsidiaries have all Licenses from Governmental Entities and any independent system operators and Regional Transmission Organizations required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.  Ultimate Parent and each of its subsidiaries is, and within the past three (3) years has been, in compliance in all respects with the terms of the Licenses, except where the failure to be in compliance does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.7                                             Securities Filings; Financial Statements; Undisclosed Liabilities.

(a)                                 Ultimate Parent is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian securities laws in each of the provinces of Canada. Ultimate Parent has filed with or otherwise furnished to the applicable Canadian Securities Regulators all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed by it since the Applicable Date through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including those filed after the date hereof and including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Canadian Filings”).  As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Canadian Filings complied, or if filed after the date hereof will comply, as to form in all material respects with the applicable requirements of applicable securities Laws as in effect on the date of any such filing.  As of the time of filing (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Canadian Filings so filed contained, when filed, or if filed after the date hereof will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Canadian Filings has been amended or superseded by a later Canadian Filing filed prior to the date of this Agreement.  Ultimate Parent has not filed any confidential material change report with any Canadian Securities Regulators which at the date hereof remains confidential.

(b)                                 The audited consolidated financial statements of Ultimate Parent and its subsidiaries (including any related notes thereto) included in the Canadian Filings (i) complied, or if filed after the date hereof, will comply, as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the Canadian Securities Regulators with respect thereto as applicable to Ultimate Parent as a result of the Exemptive Relief; (ii) have been prepared, or if filed after the date hereof, will be prepared, in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); and (iii) fairly present, or if filed after the date hereof, will fairly present, in all material respects the consolidated financial position of Ultimate Parent and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings, cash flows and change in equity for the periods indicated.  The unaudited consolidated interim financial statements of Ultimate Parent and its subsidiaries (including any related notes thereto) included in the Canadian Filings (1) complied in all material respects, with the then applicable accounting requirements and the published rules and regulations of the Canadian Securities Regulators with respect thereto as applicable to Ultimate Parent as a result of the Exemptive Relief, (2) have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments) and (3) fairly present in all material respects the consolidated financial position of Ultimate Parent and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of earnings and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)                            Ultimate Parent maintains disclosure controls and procedures required by published rules and regulations of the Canadian Securities Regulators sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Ultimate Parent and its subsidiaries.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, such disclosure controls and procedures are effective to ensure that material information required to be disclosed by Ultimate Parent (i) is recorded and reported on a timely basis to the individuals responsible for the preparation of Ultimate Parent’s filings with the SEDAR and other public disclosure documents and (ii) is accumulated and communicated to Ultimate Parent’s management (including Ultimate Parent’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure.  Based on Ultimate Parent’s most recent evaluation of internal control prior to the date hereof, Ultimate Parent has disclosed to its auditors and the audit committee of the Ultimate Parent Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Ultimate Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Ultimate Parent’s internal control over financial reporting.

(d)                           Except (i) as reflected, accrued or reserved against in the financial statements (including all notes thereto) of Ultimate Parent and its subsidiaries included in the Canadian Filings filed prior to the date hereof; (ii) for liabilities or obligations incurred in the ordinary course of business since September 30, 2015; and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither Ultimate Parent nor any of its subsidiaries has or is subject to any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet, other than those which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.8                                             Ultimate Parent Shares.  The Ultimate Parent Shares to be issued pursuant to this Agreement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of the Ultimate Parent, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, will be listed for trading on the TSX and the New York Stock Exchange, and will not be subject to any contractual or other restrictions on transferability or voting.

SECTION 5.9                                             Contracts.

(a)                                 Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Canadian Filings or as exhibits to any of Ultimate Parent’s subsidiaries’ filings with the SEC or  made under the profile of Ultimate Parent or any of its subsidiaries on SEDAR prior to the date hereof, (iii) for the Ultimate Parent Plans and Ultimate Parent Compensation Plans or (iv) as set forth in Section 5.9 of the Parent Disclosure Schedule, as of the date hereof, neither Ultimate Parent nor any of its subsidiaries is party to or bound by any Contract that:

(i)                                     contains covenants binding upon Ultimate Parent or any of its Affiliates that materially restrict the ability of Ultimate Parent or any of its Affiliates to compete in any business or in any geographic area that, in each case, are material to Ultimate Parent and its subsidiaries taken as a whole as of the date of this Agreement, except for leases;

(ii)                                  is a material partnership, joint venture or similar Contract that, in each case, is material to Ultimate Parent and its subsidiaries taken as a whole as of the date of this Agreement;

(iii)                               under which Ultimate Parent or any of its Significant Subsidiaries is liable for indebtedness in excess of $75,000,000;

(iv)                              expressly limits or otherwise restricts the ability of Ultimate Parent or any of its Significant Subsidiaries to pay dividends or make distributions to its shareholders (excluding restrictions applicable only upon a default or event of default);

(v)                                 by its terms calls for aggregate payments by Ultimate Parent and its Significant Subsidiaries under such Contract of more than $75,000,000 over the remaining term of such Contract (other than this Agreement, energy purchase agreement and leases);

(vi)                              relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $75,000,000; and

(vii)                           by its terms calls for aggregate payments to Ultimate Parent and its Significant Subsidiaries under such Contract of more than $75,000,000 over the remaining term of such Contract (other than this Agreement, energy purchase agreements or purchase orders for the purchase of inventory and/or equipment in the ordinary course of business).

Each Contract (i) set forth (or required to be set forth) in Section 5.9 of the Parent Disclosure Schedule, (ii) that would have otherwise been required to be set forth on Section 5.9 of the Parent Disclosure Schedule absent the exceptions in clauses (v) and (vii) for energy purchase agreements, or (iii) filed in the Canadian Filings pursuant to Part 12 of National Instrument 51-102, is referred to herein as an “Ultimate Parent Material Contract”.

(b)                                 Each of the Ultimate Parent Material Contracts is a legal, valid and binding obligation of, and enforceable against, Ultimate Parent or Ultimate Parent’s subsidiary that is a party thereto and, to the knowledge of Ultimate Parent, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms in the ordinary course of business consistent with past practice, and (ii) for such failures to be legal, valid and binding or to be in full force and effect that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

(c)                                  Ultimate Parent or its subsidiary that is a party to an Ultimate Parent Material Contract is in compliance with all terms and requirements of each Ultimate Parent Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by Ultimate Parent or any of its subsidiaries under any such Ultimate Parent Material Contract, and, to the knowledge of Ultimate Parent, no other party to any Ultimate Parent Material Contract is in breach or default (nor has any event occurred which, with or without notice or the passage of time, or both, would constitute such a breach or default) under any Ultimate Parent Material Contract, except in each case where such violation, breach, default or event of default does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, neither Ultimate Parent nor, to the knowledge of Ultimate Parent, any of its subsidiaries has received written notice from any other party to an Ultimate Parent Material Contract that such other party intends to terminate or renegotiate in any material respects the terms of any such Ultimate Parent Material Contract (except in accordance with the terms thereof).

SECTION 5.10                                      Absence of Certain Changes or Events.

(a)                                 Since December 31, 2014 through the date of this Agreement, (i) except as contemplated by this Agreement, Ultimate Parent and its subsidiaries have conducted their business in the ordinary course, in all material respects, and (ii) there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

(b)                                 Since December 31, 2014 through the date of this Agreement, neither Ultimate Parent nor any Significant Subsidiary of Ultimate Parent has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 6.2(c)(ii) or (iv).

SECTION 5.11                                      Absence of Litigation.  There are no civil, criminal, administrative or other suits, claims, actions, proceedings, or arbitrations pending or, to the knowledge of Ultimate Parent, threatened against Ultimate Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding, or arbitration that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.  Neither Ultimate Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.12                                      Employee Benefit Plans.

(a)                                 Section 5.12(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Ultimate Parent Plan other than the plans that are sponsored by a subsidiary of Ultimate Parent. “Ultimate Parent Plan” means each employee benefit plan, and each other director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, equity or phantom equity, change in control, deferred compensation, incentive compensation, pension, retirement savings, bonus, profit sharing, health, medical or dental, disability, unemployment insurance, severance or employment agreement or any other compensatory plan or policy contributed to, sponsored or maintained by Ultimate Parent or any of its subsidiaries for the benefit of any current, former or retired employee or director or other individual consultant/service provider of Ultimate Parent (collectively, “Ultimate Parent Employees”) or any of its subsidiaries.

(b)                                 With respect to each Ultimate Parent Plan set forth on Section 5.12(a) of the Parent Disclosure Schedule, the Ultimate Parent has made available to the Company a true and complete copy thereof to the extent in writing and, to the extent applicable, all material supporting documents including, but not limited to: (i) any related trust agreement or other funding instrument, (ii) the most recent summary plan description for each Ultimate Parent Plan and (iii) for the most recent year (A) audited financial statements and (B) actuarial valuation reports, if any.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (i) each Ultimate Parent Plan has been established, funded and administered in accordance with its terms and in compliance with applicable Laws, rules and regulations and (ii) with respect to each Ultimate Parent Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Ultimate Parent, threatened, with respect to any Ultimate Parent Plan that could reasonably be expected to result in material liability to Ultimate Parent.

(d)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (i) no Ultimate Parent Plan has any unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable, and (ii) no event has occurred respecting any Ultimate Parent Plan which would result in the revocation of the registration of such Ultimate Parent Plan or entitle any Person (without the consent of Ultimate Parent) to wind up or terminate any Ultimate Parent Plan, or which could otherwise be expected to adversely affect the tax status of any such Ultimate Parent Plan. Neither Ultimate Parent, its subsidiaries nor any Affiliate contributes to, or has an obligation to contribute to, nor has at any time contributed to, or had an obligation to contribute to (on a contingent basis or otherwise), a “multiemployer plan” within the meaning of the Income Tax Act (Canada).

(e)                                  None of the execution, delivery and performance of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event) will (i) entitle any Ultimate Parent Employee to severance pay (or a material increase in severance pay), unemployment compensation or any other payment, except as contemplated by this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Ultimate Parent Employee, except as contemplated by this Agreement, or (iii) limit or restrict the right to merge, amend, terminate or transfer the assets of any Ultimate Parent Plan on or following the Effective Time.

SECTION 5.13                                      Labor and Employment Matters.  Ultimate Parent is not, nor has it ever been, a party to any collective bargaining agreement or other Contract with any labor union or other labor organization or other representative representing any Ultimate Parent Employees, nor is any such Contract presently being negotiated. To the knowledge of Ultimate Parent, there is no unfair labor practice charge or comparable or analogous complaint pending before any federal or provincial labor relations board (or equivalent regulatory body, tribunal or authority) against Ultimate Parent which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.  There is no grievance, arbitration hearing, or arbitration award pending or, to the knowledge of Ultimate Parent, threatened against Ultimate Parent or any of its subsidiaries, which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.14                                      Insurance.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, (a) all insurance policies of Ultimate Parent and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which Ultimate Parent and its subsidiaries operate and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

SECTION 5.15                                      Properties.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent, Ultimate Parent or a subsidiary of Ultimate Parent owns and has good and valid title to, or holds valid rights to lease or otherwise use, all items of real and personal property that are necessary to permit it to conduct the business of Ultimate Parent and its subsidiaries taken as a whole as currently conducted, in each case free and clear of all Liens (except in all cases for Permitted Liens).

SECTION 5.16                                      Tax Matters.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent:

(a)                                 All Tax Returns required to be filed by, or on behalf of, Ultimate Parent or any of its subsidiaries have been timely filed, or will be timely filed,  in accordance with all applicable Laws and all such Tax Returns were, or will be at the time of filing, complete and accurate.  Ultimate Parent and each of its subsidiaries has timely paid (or has had paid on its behalf) in full all Taxes due and payable except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP.  There are no Liens with respect to Taxes upon any of the assets or properties of Ultimate Parent or any of its subsidiaries, other than with respect to Taxes not yet due and payable.

(b)                                 No deficiencies for any Taxes have been proposed or assessed in writing against Ultimate Parent or any of its subsidiaries, and there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of Ultimate Parent or any of its subsidiaries either within Ultimate Parent’s knowledge or claimed, pending or raised by a Taxing Authority in writing.  During the last three (3) years, no claim has been made in writing by any Governmental Entity in a jurisdiction where any of Ultimate Parent or its subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction.  Neither Ultimate Parent nor any of its subsidiaries has waived in writing any statute of limitations with respect to Taxes for any open tax year.

(c)                                  Neither Ultimate Parent nor any of its subsidiaries (i) is or has ever been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person, other than Parent and any of its subsidiaries, by reason of filing or being required to file a consolidated, combined, affiliated, unitary or similar income Tax Return, or as a transferee or successor, by contract or otherwise.

(d)                                 None of Ultimate Parent or any of its subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than (i) agreements solely between or among Ultimate Parent and/or any of its subsidiaries or (ii) agreements entered into in the ordinary course that do not relate primarily to Taxes.

(e)                                  None of Ultimate Parent or any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f)                                   All Taxes required to be withheld, collected or deposited by or with respect to Ultimate Parent and each of its subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Taxing Authority.

(g)                                  No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Ultimate Parent or any of its subsidiaries, which could reasonably be expected to affect tax periods beginning after December 31, 2012.

(h)                                 Neither Ultimate Parent nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign law).

(i)                                     Neither Ultimate Parent nor any of its subsidiaries has participated in any “tax shelter investment” within the meaning of Income Tax Act (Canada) Sections 237.1 through 237.3.

Except to the extent that Section 5.12 relates to Taxes, the representations and warranties set forth in this Section 5.16 shall constitute the only representations and warranties by Ultimate Parent with respect to Tax matters.

SECTION 5.17                                      Registration Statement; Proxy Statement; Circular.

(a)                                 None of the information supplied or to be supplied by or on behalf of Ultimate Parent or any other subsidiary of Ultimate Parent for inclusion or incorporation by reference in (a) the Registration Statement and/or the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC or at the time of the Company Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Circular will, at the time such document is filed with the applicable Canadian Securities Regulators, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Ultimate Parent or at the time of the Ultimate Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will, at the time such document is declared effective by the SEC, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)                                 Notwithstanding the foregoing, Ultimate Parent makes no representation or warranty with respect to any information supplied by or on behalf of the Company which is contained or incorporated by reference in the Registration Statement, Proxy Statement or Circular.

SECTION 5.18                                      Intellectual Property.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent: (a) Ultimate Parent and its subsidiaries own, free and clear of all Liens except Permitted Liens, or have the right to use the Intellectual Property used in their business as currently conducted; (b) the conduct of Ultimate Parent’s business as currently conducted does not infringe, misappropriate or violate the Intellectual Property rights of any Person, and Ultimate Parent and its subsidiaries have not received any written claim or allegation of same within the past three (3) years; (c) no Person is infringing, misappropriating or violating the Intellectual Property owned by Ultimate Parent or its subsidiaries; and (d) Ultimate Parent and its subsidiaries take all reasonable actions to protect the secrecy of their material trade secrets and confidential information and the security and operation of their material software and systems, and to the knowledge of Ultimate Parent, there have been no security breaches, unauthorized intrusions, or failures of same within the last three (3) years.

SECTION 5.19                                      Environmental Matters.  Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent:

(a)                       Ultimate Parent and its subsidiaries are operating in compliance with all applicable Environmental Laws, including having all Permits required under any applicable Environmental Law for the operation of the business as currently conducted;

(b)                       to the knowledge of Ultimate Parent, neither Ultimate Parent nor any of its subsidiaries has released or discharged any Hazardous Substances on, at, under or from any real property currently or formerly owned, leased or operated by it or at any other location that is (i) currently subject to any investigation, remediation or monitoring, or (ii) reasonably likely to result in liability to Ultimate Parent or any subsidiary, in either case (i) or (ii) under any applicable Environmental Laws;

(c)                        to the knowledge of Ultimate Parent, Ultimate Parent has not assumed or retained any liabilities pursuant to applicable Environmental Laws or under any contractual agreements for investigating or remediating Hazardous Substances at or emanating from any former manufactured gas plant;

(d)                       Ultimate Parent is not a party to, and has not received written notice of, any pending or threatened claim, complaint, suit or demand alleging that it is in violation of or has liability under any Environmental Laws;

(e)                        Ultimate Parent is not a party, and is not subject, to any order, judgment, decree, settlement agreement, or similar arrangement imposing on it any obligation under any applicable Environmental Laws that remains unfulfilled; and

(f)                         Ultimate Parent has not expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person in any acquisition or divestiture of any property or business.

SECTION 5.20                                      Opinions of Financial Advisors.  Goldman, Sachs & Co. has delivered to the Ultimate Parent Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, and based upon, and subject to, the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration to be paid by Ultimate Parent for each Company Share (other than the Cancelled Shares and the Restricted Stock) is fair, from a financial point of view, to Ultimate Parent.

SECTION 5.21                                      Regulatory Matters.

(a)                       Regulation.  Each of Ultimate Parent and Parent is a “holding company,” as such term is defined in the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC in 18 C.F.R. Parts 366 (“PUHCA”).

(b)                       Regulatory Filings.  All filings (other than immaterial filings) required to be made by the Ultimate Parent, Parent and their respective subsidiaries since January 1, 2014, with FERC under the FPA or PUHCA,, the Department of Energy, any applicable state utility commissions and any analogous non-U.S. Governmental Entity of appropriate jurisdiction have been made, as applicable, on a timely basis, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent.

SECTION 5.22                                      Brokers.  No broker, finder or investment banker (other than Goldman, Sachs & Co. and Scotia Capital Inc., whose fees shall be paid by Parent or Ultimate Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Ultimate Parent for which the Company could have liability in a circumstance where the Merger is not consummated.

SECTION 5.23                                      No Market Participation.  As of the date hereof, none of Ultimate Parent, Parent or Merger Sub or any of their respective Affiliates is a Market Participant in the Midcontinent Independent System Operator, Inc. or the Southwest Power Pool, Inc.

SECTION 5.24                                      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, the Company acknowledges that neither Ultimate Parent nor any other Person on behalf of Ultimate Parent makes any other express or implied representation or warranty with respect to Ultimate Parent or with respect to any other information provided to the Company, except as contained in Article IV.  Neither Ultimate Parent nor any other Person will have or be subject to any liability or indemnification obligation to Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

SECTION 5.25                                      Access to Information; Disclaimer.  Ultimate Parent acknowledges and agrees that it has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, Ultimate Parent further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1                                             Conduct of Business of the Company Pending the Merger.  From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Schedule, as required by applicable Laws or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) (i) the business of the Company and its subsidiaries shall be conducted in the ordinary course of business consistent with past practice and good utility practice and (ii) the Company and its subsidiaries shall use their respective commercially reasonable efforts to (x) preserve substantially intact the business organization of the Company and its Significant Subsidiaries, and (y) maintain their respective relationships with Governmental Entities, customers, suppliers, contractors, distributors, creditors, lessors and other third parties that have material business dealings with the Company or such subsidiary of the Company and its key employees, (b) the Company shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder, (c) the Company shall, and shall cause each subsidiary of the Company to, subject to circumstances beyond the Company’s reasonable control, make the capital expenditures as and when required to be made based on any approved allocation to the Company or any of its subsidiaries by the Regional Transmission Organizations, as part of the transmission planning process, (d) without limiting the foregoing, the Company shall not, and shall cause each subsidiary of the Company not to:

(i)                                     amend or otherwise change the Company Articles of Incorporation or the Company Bylaws or the equivalent organizational documents of any Significant Subsidiary, in each case in any material respect;

(ii)                                  make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof or any assets, in each case, except for (A) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice or pursuant to existing Contracts or (B) acquisitions or investments that do not exceed $100,000,000 in the aggregate;

(iii)                               issue or authorize the issuance, pledge, transfer, subject to any Lien, sell, or dispose of, any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except (A) for the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Options, Restricted Stock, Performance Shares or Equivalent Performance Shares

outstanding as of the Capitalization Date or pursuant to the ESPPs, (B) for any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any subsidiary of the Company, (C) for the grant of Restricted Stock on terms and conditions consistent with Section 6.1(d)(iii)(C) of the Company Disclosure Schedule, (D) for the issuance into notional accounts of additional Equivalent Performance Shares in accordance with the terms of the grant agreements relating to Performance Shares outstanding as of the Capitalization Date, or (E) for pledges or Liens relating to any indebtedness incurred in compliance with Section 6.1(d)(x);

(iv)                              reclassify, combine, split, subdivide or amend the terms of, redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its Significant Subsidiaries (except (A) for the acquisition of shares of Company Common Stock tendered by directors or employees in connection with a cashless or net settled exercise of Options or in order to pay the exercise price or Taxes in connection with the exercise, vesting or settlement of Options, Restricted Stock or Performance Shares or (B) in connection with a share repurchase program in effect as of the date hereof);

(v)                                 other than Permitted Liens or Liens relating to any indebtedness incurred in compliance with Section 6.1(d)(x), create or incur any Lien in excess of $50,000,000 in the aggregate of notional debt on any material assets of the Company or its subsidiaries (other than subsidiaries acquired following the date hereof);

(vi)                              make any loans or advances to any Person (other than the Company or any of its wholly-owned subsidiaries) other than in the ordinary course of business or not in excess of $25,000,000 in the aggregate;

(vii)                           sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, exclusively license, allow to expire, or dispose of any material assets, rights or properties other than (A) sales, dispositions or licensing of equipment and/or inventory and other assets in the ordinary course of business consistent with past practice or pursuant to Company Material Contracts in effect on the date hereof or (B) other sales, assignments, exclusive licenses, expirations or dispositions of assets, rights or properties to the Company or of assets, rights or properties with a value of less than $100,000,000 in the aggregate;

(viii)                        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (A) the Company may continue the declaration and payment of regular quarterly cash dividends on Company Common Stock, not to exceed the amount set forth on Section 6.1(d)(viii) of the Company Disclosure Schedule, with usual record and payment dates for such dividends in accordance with past dividend practice and (B) for any dividend or distribution by a subsidiary of the Company to the Company or wholly owned subsidiary of the Company);

(ix)                              other than in the ordinary course of business or as required by Law, enter into, terminate, modify or amend in any material respect any Company Material Contract;

(x)                                 except for borrowings in the ordinary course of business under the Company’s and its subsidiaries’ Credit Facilities, except for issuances under the Company’s Commercial Paper Program and except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned subsidiaries, incur or repay indebtedness for borrowed money, or modify in any material respect in a manner adverse to the Company or Ultimate Parent or any of its subsidiaries the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a wholly owned subsidiary of the Company), other than (A) indebtedness incurred in the ordinary course of business not to exceed $50,000,000 in the aggregate, (B) pursuant to letters of credit in the ordinary course of business, (C) (a) to finance the activities of the Company and its subsidiaries, or (b) in replacement or refinancing of existing indebtedness for borrowed money, which with respect to the Company’s existing indebtedness matures within ninety (90) days of such replacement or refinancing, in each case as disclosed in the 2016 Financing Plan in Annex 6.1(i) of the Company Disclosure Schedule; provided, that  (1) the terms (including covenants and default terms, but excluding interest rate, original issue discount, call protection and other financial terms) of such indebtedness are, in the reasonable determination of the Company, consistent with then current market terms or, solely with respect to the replacement or refinancing of existing indebtedness, no more restrictive, when taken as a whole, to the Company or its applicable subsidiary than the terms of the existing indebtedness that is being replaced or refinanced and, with respect to both subsections (C)(a) and (C)(b) above, shall not include any prohibition or restriction or condition restricting the ability of the Company or any of its subsidiaries, as applicable, to pay dividends or other distributions or to make or repay loans or advances to the Ultimate Parent other than (x) restrictions applicable only during the continuance of a default or event of default under the relevant agreement and (y) the restriction set forth in the Term Loan Credit Agreement of the Company, dated as of December 20, 2013, which permits the payment of dividends or other distributions if, after giving effect thereto, the rating of the debt of the Company or any of its subsidiaries, as applicable, shall be BBB— or higher, and any restriction on change of ownership or control shall include an exception for the Merger and (2) any financing of the activities of the Company and its subsidiaries so incurred under subsection (C)(a) may not exceed the aggregate principal amount set forth in the 2016 Financing Plan in Annex 6.1(i) of the Company Disclosure Schedule, and any replacement or refinancing indebtedness so incurred must not exceed the aggregate principal amount of the indebtedness being replaced or refinanced, plus any accrued and unpaid interest on and premiums, fees, costs and expenses paid in connection with such repayment or refinancing, (D) guarantees by the Company or its subsidiaries of indebtedness of its subsidiaries, or (E) any commodity, currency, sale or hedging agreements in the ordinary course, consistent with past practice and good utility practice which can be terminated on ninety (90) days or less notice; provided, that any indebtedness incurred in accordance with this Section 6.1(d)(x) shall not reasonably be expected to adversely affect Ultimate Parent’s, Parent’s or Merger Sub’s ability to consummate the Financing;

(xi)                              (1) except as required by the existing terms of a Company Plan or as set forth on Section 6.1(d)(xi) of the Company Disclosure Schedule, (A) increase the compensation or benefits of any of its officers (except in the ordinary course of business, including pursuant to the Company’s regular merit review process), (B) grant any severance or termination pay to any of its officers (except in the ordinary course of business), (C) enter into, amend, change or revise any employment, change in control, consulting or severance agreement or arrangement with the chief executive officer of the Company or any of his direct reports or terminate the chief executive officer of the Company or any of his direct reports other than for cause (as defined under the applicable employment agreement), (D) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Laws, (E) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Plan or remove any existing restrictions in any Company Plans or awards made thereunder or (F) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Plan, to the extent not already provided in any such Company Plan or (2) establish, adopt, enter into or amend in any material respect or terminate any Company Plan, enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xii)                           make any material change in any accounting principles, except as may be appropriate to conform to statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiii)                        other than in the ordinary course of business or as required by applicable Law or GAAP, (A) make or change any material Tax election, (B) surrender any material claim for a refund of Taxes, (C) enter into any agreement materially affecting Taxes due for any taxable period ending after the Closing Date, (D) settle or compromise any material liability for Taxes, or (E) amend in a material respect any Tax Return;

(xiv)                       other than in the ordinary course of business or as required by applicable Law, enter into or amend in any material respect any collective bargaining agreement with any labor organization representing any Company Employees;

(xv)                          waive, release, assign, discharge, settle, satisfy or compromise any material litigation, other than the waiver, release, assignment, discharge, settlement, satisfaction or compromises of litigation where the amount paid does not exceed $25,000,000 in the aggregate or, if greater, does not materially exceed the total incurred case reserve amount for such matter maintained by the Company and/or its subsidiaries as in effect prior to the date of this Agreement;

(xvi)                       merge or consolidate the Company or any of its subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of the Company or any of its subsidiaries;

(xvii)                    make or commit any capital expenditures, in the period from the date hereof until December 31, 2016, or in the twelve (12) month period ending December 31, 2017, that in the aggregate exceed the Company’s capital expenditures budget as disclosed in Section 6.1(d)(xvii) of the Company Disclosure Schedule for such period; provided, however, that notwithstanding the foregoing, the Company and its subsidiaries shall be permitted to make emergency capital expenditures in any amount (A) required by a Governmental Entity or (B) that the Company determines is incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary to maintain or restore safe, adequate and reliable electric transmission service; provided, further, that the Company shall use commercially reasonable efforts to consult with Parent prior to making or agreeing to make any such expenditure described in clauses (A) or (B) above; or

(xviii)                 agree, authorize or commit to do any of the foregoing actions described in Section 6.1(d)(i) through Section 6.1(d)(xvii); and

(e) The Company shall give (or shall cause its subsidiaries to give) any notices to third parties, and the Company and Parent shall each use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, in each case (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Schedule; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger; provided, further, in seeking any such actions, consents, approvals or waivers, the Company shall not be required to pay any consent or similar fee to obtain such consents other than de minimis amounts or amounts that are advanced or reimbursed by Parent.

SECTION 6.2                                             Conduct of Business of Ultimate Parent, Parent and Merger Sub Pending the Merger.  Each of Ultimate Parent, Parent and Merger Sub agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 6.2 of the Parent Disclosure Schedule, as required by applicable Laws or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) (i) the business of Ultimate Parent and its subsidiaries shall be conducted in the ordinary course of business consistent with past practice and, where applicable, good utility practice and (ii) Ultimate Parent and its subsidiaries shall use their respective commercially reasonable efforts to (x) preserve substantially intact the business organization of Ultimate Parent and its Significant Subsidiaries, and (y) maintain their respective relationships with Governmental Entities, customers, suppliers, contractors, distributors, creditors, lessors and other third parties that have material business dealings with Ultimate Parent or such subsidiary of Ultimate Parent and its key employees, (b) Ultimate Parent shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder (it being understood that Ultimate Parent’s, Parent’s and Merger Sub’s efforts to obtain the Financing shall be governed by Section 7.17) and (c) without limiting the foregoing, Ultimate Parent shall not, and shall cause each subsidiary of Ultimate Parent not to:

(i)                                     amend or otherwise change the Ultimate Parent Articles of Incorporation or the Ultimate Parent Bylaws or the equivalent organizational documents of any Significant

Subsidiary, in each case in any material respect in a manner that would adversely affect the consummation of the Merger, or adversely affect the holders of Company Shares whose shares may be converted into Ultimate Parent Common Stock at the Effective Time; provided, that the foregoing shall not restrict Ultimate Parent from amending the Ultimate Parent Articles of Incorporation in connection with the issuance of Ultimate Parent First Preference Shares or Ultimate Parent Second Preference Shares in connection with the Financing as long as such amendment would not adversely affect the consummation of the Merger or adversely affect the holders of Company Shares whose shares may be converted into Ultimate Parent Common Stock at the Effective Time compared to the current holders of Ultimate Parent Common Stock;

(ii)                                  make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof or any assets, in each case, except for (A) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case in the ordinary course of business and good utility practice or pursuant to existing Contracts or (B) acquisitions or investments that do not exceed $500 million individually;

(iii)                               reclassify, combine, split, subdivide or amend the terms of any shares of capital stock of Ultimate Parent or any of its Significant Subsidiaries;

(iv)                              merge or consolidate Ultimate Parent with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization of Ultimate Parent, other than in connection with an internal reorganization;

(v)                                 incur indebtedness for borrowed money that would reasonably be expected to cause the credit rating of the Ultimate Parent to drop below investment grade; or

(vi)                              agree, authorize or commit to do any of the foregoing actions described in Section 6.2(c)(i) through Section 6.2(c)(v).

SECTION 6.3                                             No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Ultimate Parent, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Ultimate Parent’s, Parent’s or their respective subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company, Ultimate Parent, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.1                                             Acquisition Proposals.

(a)                                 The Company shall not, and shall cause its subsidiaries and their respective directors, officers, and employees not to, and shall use its reasonable best efforts to cause their respective consultants, attorneys, accountants, financial advisors, agents, investment bankers or other representatives (“Representatives”) not to (and shall not authorize or permit their respective Representatives to), (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any negotiations or discussions concerning, or furnish or provide access to its properties, books and records or any confidential information or data to, any Person relating to an Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement for any Acquisition Proposal; provided that it is understood and agreed that any determination or action by the Company Board of Directors permitted under Section 7.1(b) or Section 7.1(d) shall not be deemed to be a breach or violation of this Section 7.1(a) or, in the case of Section 7.1(b)(i) — (iv), give Ultimate Parent or Parent a right to terminate this Agreement pursuant to Section 9.1(e)(ii).  The Company shall, and shall cause its subsidiaries and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause their respective Representatives to, (i) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than the Parties) in connection with an Acquisition Proposal, in each case that exist as of the date hereof, and (ii) promptly request each Person (other than the Parties) that has prior to the date hereof executed a confidentiality agreement or similar agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the receipt of any Acquisition Proposal after the date hereof, which notice shall include a summary of the material terms of, including the identity of the Person making, such Acquisition Proposal. The Company shall keep Parent informed in all material respects on a prompt basis of the current status and material terms of any such Acquisition Proposal including any material changes in respect of any such Acquisition Proposal and shall deliver to Parent a summary of any material changes to any such Acquisition Proposal.  Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Company Board of Directors if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and so long as the Company promptly notifies Parent thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and, if requested by Parent, grants Parent a waiver, amendment or release of any similar provision under the Confidentiality Agreement.

(b)                                 Notwithstanding anything to the contrary in Section 7.1(a) or Section 7.3, nothing contained in this Agreement shall prevent the Company or its Company Board of Directors from:

(i)                                     (x) taking and disclosing to its shareholders a position in accordance with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (y) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (z) making any disclosure to shareholders of the Company with regard to the transactions contemplated by this Agreement or an Acquisition Proposal made after the date hereof if, in the good faith judgment of the Company Board of Directors, after consultation with its outside legal counsel, it determines that it is legally required to do so or failing to do so could be reasonably likely to be inconsistent with its fiduciary duties under applicable law; provided that neither the Company nor its Company Board of Directors may take an action that would constitute a Company Change of Recommendation in respect of an Acquisition Proposal unless permitted by Section 7.1(d), and compliance with the foregoing shall not in any way limit or modify the effect that any action taken pursuant thereto has under any other provision of this Agreement;

(ii)                                  prior to obtaining the Company Requisite Vote, contacting and engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal after the date hereof solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii)                               prior to obtaining the Company Requisite Vote, providing access to its properties, books and records and providing information or data in response to a request therefor by a Person or group who has made a bona fide written Acquisition Proposal after the date hereof if the Company Board of Directors (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal, and (B) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; or

(iv)                              prior to obtaining the Company Requisite Vote, participating and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof (which negotiations or discussions need not be solely for clarification purposes) if the Company Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal;

provided, that with respect to Section 7.1(b)(ii) — (iv), (A) in the case of Section 7.1(b)(ii) — (iv), such Acquisition Proposal was not solicited in material breach of Section 7.1(a), (B) in the case of Section 7.1(b)(iii) — (iv), the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (C) in the case of Section 7.1(b)(iii) - (iv), the Company gives Parent the notice required by Section 7.1(a), and (D) in the case of Section 7.1(b)(iii), the Company furnishes any information provided to the maker of the Acquisition Proposal only pursuant to an executed Acceptable Confidentiality Agreement and such furnished information is delivered to Parent at substantially the same time

(to the extent such information has not been previously furnished or made available by the Company to Parent).

(c)                                  Except as contemplated by Section 7.1(d), neither the Company Board of Directors nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Ultimate Parent or Parent, (B) make any public statement inconsistent with the Company Recommendation, (C) approve, adopt or recommend any Acquisition Proposal, or any inquiry or proposal that would reasonably be expected to lead to any Acquisition Proposal, (D) fail to reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (provided, however, that Parent shall not be entitled to request such a reaffirmation or re-publishing more than one (1) time with respect to any single Acquisition Proposal other than in connection with an amendment to any financial terms of such Acquisition Proposal or any other material amendment to such Acquisition Proposal) or (E) fail to announce publicly, within ten (10) Business Days after a tender offer or exchange offer relating to any securities of the Company has been commenced, that the Company Board of Directors recommends rejection of such tender or exchange offer (each such action set forth in clauses (A) through (E) above being a “Company Change of Recommendation”), (ii) authorize, cause or permit the Company to enter into a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the Acceptable Confidentiality Agreement) or recommend any tender offer providing for, with respect to, or in connection with any Acquisition Proposal or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) take any action pursuant to which any Person (other than Ultimate Parent, Parent, Merger Sub or their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute or certificate of incorporation provision relating to an Acquisition Proposal.  For the avoidance of doubt, a change of the Company Recommendation to “neutral” is a Company Change of Recommendation.

(d)                                 Notwithstanding anything in this Section 7.1 to the contrary, at any time prior to obtaining the Company Requisite Vote, (i) the Company Board of Directors may effect a Company Change of Recommendation in response to an Intervening Event or (ii) if the Company Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an Acquisition Proposal from a third party that did not otherwise result from a material breach of Section 7.1(a), that such proposal constitutes a Superior Proposal, and such Acquisition Proposal is not withdrawn, the Company or the Company Board of Directors may (i) make a Company Change of Recommendation and/or (ii) terminate this Agreement pursuant to Section 9.1(d)(ii) to enter into a definitive agreement with respect to such Superior Proposal, if (and only if) (A) in the event the Agreement is terminated pursuant to Section 9.1(d)(ii), the Company pays to Parent any Company Termination Fee required to be paid pursuant to Section 9.2(b)(i) and (B) after consultation with its financial advisors and outside legal counsel, the Company Board of Directors determines that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 9.1(d)(ii), would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws; provided, however, that the

Company or the Company Board of Directors, as applicable, may only take the actions described in clauses (i) and (ii) if (x) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the  Company Board of Directors proposes to take such action and containing (1) the material details of such Intervening Event or the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board of Directors and (2) a copy of the most current draft of any written agreement relating to the Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the third (3rd) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the third (3rd) Business Day immediately following the day on which the Company delivered the Company Notice, the “Notice Period”), the Company Board of Directors reaffirms in good faith (after consultation with its outside counsel and financial advisor) that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 9.1(d)(ii), would be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws, and, in the case of an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal.  If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives (including by making the Company’s officers and Representatives reasonably available to negotiate) to make such adjustments in the terms and conditions of this Agreement so that  (A) in the case of an Acquisition Proposal, such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood and agreed that if Ultimate Parent or Parent has committed to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board of Directors shall provide a new Company Notice and an additional three (3) Business Day period from the date of such notice) or (B) in the case of an Intervening Event, the failure of the Company Board of Directors to make a Company Change of Recommendation would not be reasonably likely to be inconsistent with its fiduciary duties under applicable Laws.  Any such Company Change of Recommendation shall not change the approval of this Agreement or any other approval of the Company Board of Directors in any respect that would have the effect of causing any corporate takeover statute or other similar statute or any provision of the Charter to be applicable to the transactions contemplated hereby, including the Merger.  Notwithstanding any Company Change of Recommendation, unless this Agreement is terminated pursuant to its terms, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of approving the Merger, and nothing contained in this Section 7.1, including any rights of the Company to take certain actions pursuant to this Section 7.1, shall be deemed to relieve the Company of such obligation.

(e)                                  For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)                                     “Acquisition Proposal” means any proposal, inquiry, indication of interest or offer from any Person or group of Persons (other than Ultimate Parent, Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of transactions, involving (A) any direct or indirect acquisition or purchase of (1) a business or assets that constitute 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or (2) 20% or more of the total voting power of the equity securities of the Company, (B) any tender offer, exchange offer or similar transaction that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the total voting power of the equity securities of the Company, or (C) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

(ii)                                  “Superior Proposal” means an Acquisition Proposal involving (A) assets that generate more than 50% of the consolidated total revenues of the Company and its subsidiaries, taken as a whole, (B) assets that constitute more than 50% of the consolidated total assets of the Company and its subsidiaries, taken as a whole, or (C) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board of Directors in good faith determines, after consultation with its outside counsel and financial advisor, would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated hereby after taking into account all such factors and matters considered appropriate in good faith by the Company Board of Directors (including, to the extent considered appropriate by the Company Board of Directors, (i) all strategic considerations, including whether such Acquisition Proposal is more favorable from a long-term strategic standpoint, (ii) financial provisions and the payment of the Company Termination Fee, (iii) legal and regulatory conditions and other undertakings relating to the Company’s and its subsidiary’s customers, suppliers, regulators, lenders, partners, employees and other constituencies, (iv) probable timing, (v) likelihood of consummation and (vi) with respect to which the cash consideration and other amounts (including costs associated with the Acquisition Proposal) payable at Closing are subject to fully committed financing from recognized financial institutions), and after taking into account any changes to the terms of this Agreement committed to in writing by Ultimate Parent and Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 7.1(d) or otherwise.

SECTION 7.2                                             Preparation of Registration Statement; Proxy Statement; Circular.

(a)                                 Promptly after the date of this Agreement, (i) the Company shall (in no event later than thirty (30) days after the date hereof),  prepare and provide to Ultimate Parent and its advisors the Proxy Statement or Proxy Statement-related portions of the Registration Statement, as applicable, and (ii) the Company, Ultimate Parent, Parent and Merger Sub shall (in no event later than sixty (60) days after the date hereof) prepare, and Ultimate Parent shall cause to be filed with the SEC, the Registration Statement, which will include the Proxy Statement and a prospectus, as applicable.  Ultimate Parent, Parent, Merger Sub and the Company will cooperate with each other in the preparation, amendment, filing, printing and mailing of the Registration Statement, Proxy Statement, and the Circular, as applicable.  Each of the Company and Ultimate Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.  Without limiting the generality of the foregoing, each of Ultimate Parent, Parent, Merger

Sub and the Company shall furnish the information relating to it its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement, Proxy Statement and the Circular.  The Registration Statement, Proxy Statement and the Circular shall include all information reasonably requested by such other party to be included therein. The Circular shall provide shareholders of Ultimate Parent with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Ultimate Parent Shareholder Meeting. Each of Ultimate Parent, Parent, Merger Sub and the Company shall promptly notify the other upon the receipt of any comments or correspondence from the SEC or the TSX, as applicable, or any request from the SEC or the TSX, as applicable, for amendments or supplements to the Registration Statement, the Proxy Statement and the Circular, and shall provide each other with copies of all correspondence that is customarily provided by or on behalf of it, on one hand, and by the SEC or the TSX, as applicable, on the other hand. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof, and Ultimate Parent, Parent and Merger Sub shall use its reasonable best efforts to resolve any comment from the SEC or the TSX with respect to the Circular or the Registration Statement, as applicable.  Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement or any other materials used in connection with the Company Shareholders Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or mailing the Circular or any other materials used in connection with the Ultimate Parent Shareholder Meeting that constitute an “information circular”, “proxy-related materials” or are otherwise used for the “solicitation” of “proxies” as those terms are used under applicable Canadian securities Law or “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or responding to any comments of the SEC or the TSX, as applicable, with respect thereto, each of Ultimate Parent, Parent, Merger Sub and the Company (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by each other.  Each of Ultimate Parent, Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Registration Statement, Proxy Statement and Circular which shall have become false or misleading.  Unless the Company Board of Directors has made a Company Change of Recommendation in accordance with Section 7.1(d), terminated the Agreement and paid the Company Termination Fee, the Company Recommendation shall be included in the Proxy Statement.

(b)                                 If, at any time prior to the Effective Time, any information relating to the Company, Ultimate Parent, Parent or Merger Sub, or any of their respective Affiliates, officers or directors, is discovered by any Party that should be set forth in an amendment or supplement to the Proxy Statement, Registration Statement or the Circular so that any such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC or Canadian Securities Regulators, as applicable, as promptly as practicable after the other Parties have had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the shareholders of the Company and/or Ultimate Parent.

SECTION 7.3                                             Shareholders Meetings.

(a)                                 Notwithstanding any Company Change of Recommendation, the Company, acting through its Company Board of Directors (or a committee thereof), shall promptly (but in no more than twenty (20) Business Days) following declaration of effectiveness by the SEC of the Registration Statement or that the SEC has no further comments on or will not review the Proxy Statement or Registration Statement, take all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Company Shareholders Meeting”); provided that the Company may postpone, recess or adjourn such meeting for up to thirty (30) days (excluding any adjournment or postponements required by applicable Law) (i) to the extent required by Law or to prevent a breach of fiduciary duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (iii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board of Directors has determined in good faith after consultation with outside counsel is necessary under applicable Law or to prevent a breach of fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting.  The Company, acting through its Company Board of Directors (or a committee thereof), shall subject to Section 7.1(d), (a) include in the Proxy Statement the Company Recommendation and, subject to the consent of each of the Company Financial Advisors, the written opinion of the Company Financial Advisors, dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and (b) use its reasonable best efforts to obtain the Company Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated.

(b)                                 Ultimate Parent, acting through the Ultimate Parent Board of Directors (or a committee thereof), shall promptly (and in no event later than sixty (60) days after the date hereof) prepare and provide the Circular to TSX for clearance and promptly following pre-clearance by the TSX of the Circular, take all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Share Issuance (including any adjournment or postponement thereof, the “Ultimate Parent Shareholders Meeting”); provided that Ultimate Parent may postpone, recess or adjourn such meeting for up to thirty (30) days (excluding any adjournment or postponements required by applicable Law) (i) to the extent required by Law or to prevent a breach of fiduciary duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent Ultimate Parent reasonably believes necessary in order to obtain the Ultimate Parent Requisite Vote, (iii) if as of the time for which the Ultimate Parent Shareholders Meeting is originally scheduled (as set forth in the Circular) there are insufficient shares of Ultimate Parent represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Ultimate Parent Shareholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Ultimate Parent Board of Directors has determined in good faith after consultation with outside counsel is necessary under applicable Law or to prevent a breach of fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Ultimate Parent’s shareholders prior to the Ultimate Parent Shareholders Meeting.  The Ultimate Parent, acting through the Ultimate Parent Board of Directors (or a committee thereof), shall (a) include in the Circular the Ultimate Parent Recommendation and (b) use its reasonable best efforts to obtain the Ultimate Parent Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, Ultimate Parent shall not be required to hold the Ultimate Parent Shareholders Meeting if this Agreement is terminated.

SECTION 7.4                                             Regulatory Approvals.

(a)                                 During the Interim Period, the Parties will, in order to consummate the transactions contemplated hereby and except to the extent a different standard is specified in another applicable provision of this Agreement, (i) proceed diligently and in good faith and use best efforts, as promptly as practicable in accordance with Section 7.4(c), to obtain the Consents and Filings listed in Section 3.5(b) of the Company Disclosure Schedule and Sections 4.3(b) and 5.5(b) of the Parent Disclosure Schedule, and to make all required filings with, and to give all required notices to, the applicable Governmental Entities, (ii) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement (including satisfying any of the conditions set forth in Article VIII as promptly as practicable), and (iii) cooperate in good faith with the applicable Governmental Entities or other Persons and provide promptly such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith.  The Company shall not consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)                                 During the Interim Period, the Parties will provide prompt notification to each other when any such approval referred to in Section 7.4(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement, including (i) giving the other Parties prompt notice of the making or commencement of any material, written request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; and (ii) keeping the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding.  Subject to applicable Laws relating to the exchange of information, and unless prohibited by the reasonable request of any Governmental Entity, Parent shall have the right to review and approve in advance and the Company shall have the right to review in advance, and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal (including all of the information relating to Ultimate Parent, Parent or the Company, as the case may be, and any of their respective subsidiaries, that appears in any filing) made with, or written materials submitted to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any material, written document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.  Ultimate Parent, Parent and Merger Sub shall, subject to and without limiting Ultimate Parent’s, Parent’s and Merger Sub’s obligations under this Section 7.4, be permitted to implement its strategy and otherwise pursue its position as to which it has (i) consulted with the Company and taken the Company’s views into account in good faith and (ii) developed, implemented and pursued with a view to obtaining any necessary clearances pursuant to antitrust Laws as promptly as practicable (and in any event by the End Date) and the Company agrees it shall not take a position in any filing, meeting or communication with any Governmental Entity that is contrary to, or inconsistent with, such strategy and position in connection with the transactions contemplated by this Agreement. Ultimate Parent, Parent and Merger Sub shall be permitted to take the lead in all joint meetings and communications with any Governmental Entity in connection with obtaining any necessary clearances pursuant to any competition law authorities; provided, that Ultimate Parent, Parent and Merger Sub shall have complied with the other provisions of this Section 7.4.  In exercising the foregoing rights, each of the Company, Ultimate Parent and Parent shall act reasonably and as promptly as practicable.  Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a Party may be provided to the other Party on an outside counsel-only basis.

(c)                                  In furtherance of the foregoing covenants:

(i)                                     Ultimate Parent, Parent, Merger Sub and the Company shall use their best efforts to make any premerger notification filing required under the HSR Act with respect to the transactions contemplated hereby at a time to be mutually agreed within five (5) months following the execution of this Agreement.  Ultimate Parent, Parent, Merger Sub and the Company shall supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act and shall take all other actions, proper or advisable consistent with this Section 7.4 (including Section 7.4(d)), to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Ultimate Parent, Parent, Merger Sub and the Company shall comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, made by the Antitrust Division of the United States

Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (the “Antitrust Authorities”) and use best efforts to take all other actions to obtain clearance from the Antitrust Authorities.  Each of Parent and Merger Sub shall exercise its best efforts, and the Company shall cooperate fully with Parent and Merger Sub, to promptly prevent the entry in any claim brought by an Antitrust Authority of any order that would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby in any material respect.

(ii)                                  Other than with respect to filings under the HSR Act, the Parties will, as soon as reasonably practicable following the execution of this Agreement, and in any event at a mutually agreed time within one hundred twenty (120) days after the date hereof, prepare and file, and pay any fees due in connection therewith in accordance with Section 9.3, with each applicable Governmental Entity requests for such Consents as may be necessary for the consummation of the transactions contemplated hereby in accordance with the terms of this Agreement and as set forth on Section 3.5(b) of the Company Disclosure Schedule, other than with respect to applications and filings to be made with the Federal Communications Commission, which shall be made at a time mutually agreeable to Parent and the Company.  The Parties will diligently pursue and use their best efforts to obtain such Consents and will cooperate with each other in seeking such Consents. To such end, the Parties agree to make reasonably available the personnel and other resources of their respective organizations in order to obtain all such Consents. Each Party will promptly inform the other Parties of any material communication received by such Party from, or given by such party to, any Governmental Entity from which any such Consent is required, unless prohibited by the reasonable request of any Governmental Entity, and of any material communication received or given in connection with any claim by a private party, in each case regarding any of the transactions contemplated hereby, and will permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or, in connection with any claim by a private party, with such other Person, and to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and to participate in such meetings and conferences.

(d)                                 Notwithstanding anything in this Agreement and this Section 7.4, Ultimate Parent, Parent and Merger Sub agree that the making of the Filings and obtaining the Consents listed in Section 3.5(b) of the Company Disclosure Schedule and Section 4.3(b) and Section 5.5(b) of the Parent Disclosure Schedule and the making of any other required Filings and the obtaining of any other required Consents with or from any Governmental Entity, are the responsibility of Ultimate Parent, Parent and Merger Sub, and that Ultimate Parent, Parent and Merger Sub shall, and shall cause their Affiliates to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to make such Filings or obtain such Consents with or from any Governmental Entity as are required in connection with the consummation of the transactions contemplated hereby, including (i) taking such actions and agreeing to such requirements, commitments, restrictions, rate, capitalization or other concessions or conditions to mitigate any concerns as may be requested or required by a Governmental Entity  in connection with any Filing or Consent, (ii) proposing, negotiating, committing to and effecting, by consent decree, settlement agreement, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Parent or its Affiliates (including the Surviving Corporation and its subsidiaries) or any interests therein, (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Parent or its Affiliates (including the Surviving Corporation and its subsidiaries), (iv) terminating any venture or other arrangement and (v) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Affiliates’ (including the Surviving Corporation’s and its subsidiaries’) freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines or assets of Parent and its Affiliates (including the Surviving Corporation and its subsidiaries) or any interests therein, in each case as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the End Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby as soon as reasonably possible (and in any event no later than the End Date). Without limiting the foregoing, from the date hereof through the Closing Date, Ultimate Parent, Parent and Merger Sub agree that except as may be agreed in writing by the Company, Ultimate Parent, Parent and Merger Sub shall not, shall cause their Affiliates not to, and shall not permit any action, which would reasonably be expected to materially and adversely impact the ability of the Parties to secure all required Filings or Consents with or from any Governmental Entity to consummate the transactions hereunder, or take any action with any Governmental Entity relating to the foregoing, or agree, in writing or otherwise, to do any of the foregoing, in each case which would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby or result in the failure to satisfy any condition to consummation of the transactions contemplated hereby.

(e)                                  Subject to the obligations under Section 7.4(a), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Ultimate Parent, Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective best efforts to contest, resist, prevent, oppose and remove any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, restricts or otherwise prohibits consummation of the transactions contemplated by this Agreement, and (ii) Ultimate Parent, Parent and Merger Sub must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Company and its subsidiaries shall not be required to agree to any term or take any action in connection with its obligations under this Section 7.4(e) that is not conditioned on consummation of the Merger.

(f)                                   The Company shall, and shall cause its Subsidiaries to (i) inform reasonably in advance Parent prior to making any material changes in the Company’s or its Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the date of this Agreement and (ii) further inform reasonably in advance Parent prior to initiating any material proceeding (or filing any amendment thereto), or effecting any material agreement, commitment, settlement, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

SECTION 7.5                                             Notification of Certain Matters.  The Company shall give prompt notice to Ultimate Parent and Parent, and Ultimate Parent and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation, Ultimate Parent or Parent and (b) any actions, suits, claims or proceedings commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby; provided that neither the delivery of any notice pursuant to this Section 7.5 nor the access to any information pursuant to Section 7.6 shall (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice.  The Parties agree and acknowledge that the Company’s, on the one hand, and Ultimate Parent’s or Parent’s on the other hand, compliance or failure of compliance with this Section 7.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 8.2(b) or Section 8.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 7.5.

SECTION 7.6                                             Access to Information; Confidentiality.

(a)                                 From the date hereof to the Effective Time or the earlier termination of this Agreement pursuant to Article X, upon reasonable prior written notice from Parent, the Company shall, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, (i) afford Ultimate Parent, Parent, the Financing Sources and their respective Representatives reasonable access, consistent with applicable Law, during business hours to its and their respective officers, employees and Representatives and properties, offices, and other facilities and to all books and records, and shall furnish Ultimate Parent, Parent, the Financing Sources and their respective Representatives promptly with all financial, operating and other data and information as Ultimate Parent, Parent, the Financing Sources and their respective Representatives from time to time reasonably request in writing, (ii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company’s subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, FERC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity, and (iii) upon written request, as soon as reasonably practicable provide Parent and Ultimate Parent with information relating to any material developments in any audit or similar proceeding related to any material Tax matters of the Company or any of its subsidiaries.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any environmental sampling or invasive environmental testing.  Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would violate or prejudice its rights or the rights of any of its officers, directors or employees, jeopardize any attorney-client privilege of the Company or any of its subsidiaries, or contravene any Law, rule, regulation, order, judgment, decree or binding agreement; provided, however that the Company shall use its reasonable best efforts to (a) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, (b) obtain the required consent of any third party to provide access to or disclosure of such information with respect to any confidential Contract to which the Company or its subsidiaries is party, or (c) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Ultimate Parent, Parent and the Company; it being understood and agreed that (i) the Company shall advise Ultimate Parent and Parent in such circumstances that it is unable to comply with Ultimate Parent’s and Parent’s reasonable requests for information as a result of attorney-client privilege, Contract obligation or applicable Law, and the Company shall use its reasonable best efforts to generally describe the types of information being withheld and (ii) Parent shall reimburse the Company for its reasonable, documented, out-of-pocket expenses incurred in connection with the Company’s actions described above in clauses (a) — (c).  All requests for information made pursuant to this Section 7.6(a) shall be directed to the executive officer or other Person designated by the Company.  No access, review or notice pursuant to this Section 7.6 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the Parties to any of the other Parties.

(b)                                 Each Party will comply with terms and conditions of the Non-Disclosure Agreement, dated November 2, 2015, between the Company and Ultimate Parent (the “Confidentiality Agreement”), and will hold and treat, and will cause their respective officers, employees, auditors and other Representatives to hold and treat, in confidence all documents and information concerning, on the one hand, the Company and its subsidiaries furnished to Ultimate Parent, Parent or Merger Sub, and on the other hand, Ultimate Parent, Parent or Merger Sub and their respective subsidiaries furnished to the Company, in each case in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.  Notwithstanding the foregoing, the Confidentiality Agreement shall be deemed amended as of the date hereof (i) to permit Parent and its Affiliates to take any action permitted to be taken hereunder, including any action taken by Ultimate Parent or Parent in connection with an Acquisition Proposal by a Person other than Ultimate Parent and Parent, (ii) such that each of the Representatives and Financing Sources hereunder shall be deemed a “Representative” under the Confidentiality Agreement and (iii) to permit disclosure of information by the Financing Sources in accordance with the confidentiality provisions in the Commitment Letters or any other confidentiality provisions substantially consistent therewith entered into with any Financing Sources in connection with the Financing.  The Company acknowledges and agrees that nothing in this Agreement, or the taking of any action permitted by this Agreement, shall constitute or be deemed a request from Parent or Ultimate Parent that the Company amend, waive, grant any consent under or otherwise not enforce any provision of Section 7 of the Confidentiality Agreement or any reference to any desire or intention to do so.

SECTION 7.7                                             Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Ultimate Parent and Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the New York Stock Exchange and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 7.8                                             Publicity.  The initial press release regarding the Merger shall be a joint press release of the Parties and (except in connection with (a) a Company Change of Recommendation or an Acquisition Proposal, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby or (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, the Proxy Statement, the Circular, the Registration Statement, SEC Filings, Q&As or other publicly disclosed documents, in each case, to the extent such disclosure is still accurate) thereafter the Company, Ultimate Parent and Parent shall (i) consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, (ii) provide to each other for review a copy of any such press release or public statement, (iii) not issue any such press release or public statement prior to providing each other with reasonable period of time to review and comment on such press release or public statement, and (iv) consult with each other prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or, in the case of the Company, in accordance with Section 7.1(b)(i)). Prior to making any material, broad-based written communications to the employees of the Company or any of the Company’s subsidiaries that primarily relates to the transactions contemplated by this Agreement, the Company shall use its reasonable best efforts to provide Ultimate Parent and Parent with a copy of the intended communication and provide Ultimate Parent and Parent with a reasonable period of time to review and comment on the communication.

SECTION 7.9                                             Employee Benefits.

(a)                                 For a period of at least three (3) years following the Effective Time, Parent shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries who continues to be employed by the Company or the Surviving Corporation or any subsidiary or Affiliate thereof (each a “Continuing Employee” and collectively, the “Continuing Employees”) (i) a salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits, in each case, that is no less favorable than the salary, wage, target annual cash bonus opportunity, long-term target incentive opportunity and employee pension benefits that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) welfare and other benefits that are substantially comparable in the aggregate to the welfare and other benefits provided to such Continuing Employee immediately prior to the Effective Time.  For a period of three (3) years following the Effective Time, the principal work location of each Continuing Employee shall not be relocated by more than fifty (50) miles from the Continuing Employee’s principal work location as of immediately prior to the Effective Time.

(b)                                 Parent shall cause the Surviving Corporation to honor, in accordance with their terms, the Company Plans set forth on Section 7.9(b) of the Company Disclosure Schedule, including, without limitation, subject to the amendment and termination provisions thereof.

(c)                                  Parent shall cause (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) each Continuing Employee to receive credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that such service was recognized under a similar Company Plan, each Continuing Employee to receive service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan,) under each applicable Parent benefit plan as if such service had been performed with Parent or one of its Affiliates; provided that such recognition of service shall not apply (x) for purposes of any Parent benefit plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service, (y) to the extent it would result in a duplication of benefits or (z) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation.

(d)                                 The Company may establish a cash-based retention program to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) in accordance with the terms set forth in Section 7.9(d) of the Company Disclosure Schedule.

(e)                                  Parent and the Surviving Corporation, as applicable, shall pay or cause the applicable subsidiary to pay to each employee of the Company and its subsidiaries, on the first payroll date following the Effective Time and subject to such employee  remaining continuously employed through the Effective Time, (i) any accrued but unpaid annual bonus (or other cash incentive award) relating to the complete year (or completed performance period) prior to the year (or performance period) in which the Effective Time occurs that has been accrued on the audited consolidated financial statements of the Company, and (ii) a pro-rated portion of the annual bonus (and other cash incentive award) relating to the year (or other applicable performance period) in which the Effective Time occurs based on the higher of (A) the Company’s achievement of the applicable performance targets as of the Effective Time (based on the amount accrued on the Company’s financial statements), and (B) the target-level achievement, which payment shall be pro-rated based on a fraction (x) the numerator of which is the number days in the year (or performance period) that has elapsed through the Effective Time and (y) the denominator of which is the number of days in such year (or performance period).

(f)                                   If Parent determines that an event would trigger obligations under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law (collectively, the “WARN Act”) within sixty (60) days following the Effective Time, the Company or the Company’s subsidiaries shall, at Parent’s reasonable request, distribute WARN Act notices on Parent’s behalf to such employees as directed by Parent in a form prepared by Parent in compliance with the WARN Act.

(g)                                  Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason with or without cause.

(h)                                 Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.9 or Section 7.16 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former Company Employee or service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

SECTION 7.10                                      Directors’ and Officers’ Indemnification and Insurance.

(a)                                 From and after the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement (collectively, “Costs”) incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Michigan Law and its Company Articles of Incorporation and Company Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in enforcing such Person’s rights under this Section 7.10, to the extent that such indemnification with respect to or advancement of such expenses is authorized under the Company Articles of Incorporation, the Company Bylaws or the articles of incorporation and bylaws, or equivalent organizational documents, of any subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 7.10); provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Michigan Law and the Company’s Articles of Incorporation and Bylaws shall be made by independent counsel selected by the Surviving Corporation and approved by a majority of the Indemnified Parties who are seeking indemnity with respect to such Proceeding (and if such parties cannot agree, counsel will be selected by Judicial Arbitration and Mediation Services).  In the event of any such Proceeding (x) neither Parent nor Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents, and (y) the Surviving Corporation shall cooperate in the defense of any such matter, and no such settlement shall affect the Surviving Corporation’s indemnification obligations hereunder.  In the event any Proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 7.10, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, using Jones Day as counsel or such other counsel as may be selected by the board of directors of the Surviving Corporation and approved by a majority of the Indemnified Parties who are seeking indemnity with respect to such Proceeding (and if such parties cannot agree, counsel will be selected by Judicial Arbitration and Mediation Services), (ii) each Indemnified Party shall be entitled to retain his or her own counsel at the Surviving Corporation’s expense (which may be Jones Day) if the Surviving Corporation shall elect not to control the defense of any such Proceeding and (iii) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b)                                 Any Indemnified Party wishing to claim indemnification under Section 7.10(a), upon learning of any such Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c)                                  The provisions in the Surviving Corporation’s articles of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company Articles of Incorporation and Company Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d)                                 Parent shall cause the Surviving Corporation to purchase, at no expense to the beneficiaries, a six-year prepaid “tail policy” providing at least the same coverage and amounts as, and containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an “A- VII” rating by A.M. Best with respect to directors’ and officers’ liability insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder.

(e)                                  If the Surviving Corporation or its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.

(f)                                   The provisions of this Section 7.10 shall survive the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g)                                  The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the Company Articles of Incorporation or Company Bylaws or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 7.10 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 7.11                                      Treatment of Company Indebtedness.  The Company shall use, or shall cause its applicable subsidiaries to use, commercially reasonable efforts to arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness listed on Section 7.11 of the Company Disclosure Schedule, and shall deliver, or cause its applicable subsidiaries to deliver, prepayment and termination notices in accordance with the terms of such indebtedness to the holders of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

SECTION 7.12                                      Transaction Litigation.  In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Company’s knowledge, threatened in writing against the Company or any members of its Company Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Ultimate Parent and Parent of any such Transaction Litigation and shall keep Ultimate Parent and Parent reasonably informed with respect to the status thereof.  The Company shall give Ultimate Parent and Parent the opportunity to participate, at Ultimate Parent’s and Parent’s expense, in the defense and settlement of any Transaction Litigation and give due consideration to Ultimate Parent’s and Parent’s views with respect thereto, and the Company shall not settle or agree to settle any Transaction Litigation without Ultimate Parent’s and Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 7.13                                      Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

SECTION 7.14                                      Rule 16b-3.  Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.15                                      Company Financing Cooperation.

(a)                                 The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing and transactions related to the Financing, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto, (ii) satisfy (or obtain a waiver of) on a timely basis all conditions to obtaining the Financing, and (iii) consummate the Financing at or prior to the Closing Date.

(b)                                 The Company shall use its reasonable best efforts to, and to cause its Representatives to, on a timely basis, provide all customary cooperation that is reasonably requested by Parent to assist in connection with obtaining the Financing. The Company shall use its reasonable best efforts to obtain an amendment to the credit facilities set forth on Section 7.15(b) of the Company Disclosure Schedule so that, after giving effect to the Merger, there exists no default or event of default with respect to such credit facilities; provided, that any such amendment would be conducted in coordination with the syndication of the Financing.  Without limiting the generality of the foregoing, such cooperation shall in any event include using reasonable best efforts with respect to: (i) participating in a reasonable number of meetings and drafting sessions, and providing and participating in reasonable and customary due diligence, in each case at mutually agreeable times and places and with reasonable advance notice, (ii) furnishing the Financing Sources with such financial and other pertinent information as may be reasonably requested to consummate the Financing, including information regarding the Company and its subsidiaries reasonably necessary to assist Parent and Ultimate Parent in preparing financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and applicable to a registration statement under the Securities Act on Form F-3 and/or Form F-10, including delivery of (A) audited consolidated balance sheets and related audited statements of income, stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended at least sixty (60) days prior to the Closing Date (it being understood and agreed that no such audited annual financial statements shall be required under this clause (A) in respect of any fiscal year ended less than sixty (60) days prior to the Closing Date) and (B) unaudited consolidated balance sheets and related unaudited statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (it being understood and agreed that no such unaudited quarterly financial statements shall be required under this clause (B) in respect of any fiscal quarter ended less than forty (40) days prior to the Closing Date) (the financial statements described in sub-clauses (A) and (B) of this clause (ii), the “Required Financial Statements”), (iii) furnishing information regarding the Company and its subsidiaries reasonably necessary to assist Parent and Ultimate Parent in the preparation of pro forma financial information and financial statements to the extent required by applicable Law or reasonably required by the Financing Sources to be included in any bank information memoranda, confidential information memoranda or other similar marketing documents, (iv)

assisting the Financing Sources in the preparation of (I) offering or syndication documents for any portion of the Financing and (II) materials for rating agency presentations and providing customary authorization letters related thereto, in each case described in sub-clauses (I) and (II) to the extent, and solely to the extent, such documents or materials contain information concerning the Company and its subsidiaries, the Merger or the transactions contemplated hereby, (v) using reasonable best efforts to cause  the Company’s independent registered public accounting firm to cooperate with Parent, Ultimate Parent and any Financing Sources, including by participating in accounting due diligence sessions upon reasonable notice, and to obtain consents of, and facilitate the delivery of, customary accountants’ comfort letters (including “negative assurance” comfort) (including by providing customary management letters and requesting consent for use of (and using reasonable best efforts to obtain such consent) their reports in any materials relating to the Financing and in connection with any filings required to be made by Ultimate Parent or Parent relating to the Financing) from such accounting firm, (vi) reasonably cooperating with the marketing efforts for any portion of the Financing and (vii) furnishing Ultimate Parent, Parent and any Financing Sources at least five (5) days prior to the Closing Date with documentation and other information reasonably necessary in order for the Financing Sources to comply with applicable Law or as required by any Governmental Entity with respect to any Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent that such documentation and information has been reasonably requested in writing at least ten (10) days prior to the Closing Date; provided, however, that nothing in this Section 7.15 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its subsidiaries or the conduct thereof, (B) require the Company or any of its subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, (C) other than with respect to the second sentence of Section 7.15(b), require the Company or any of its subsidiaries to enter into any instrument, document, certificate, or agreement (other than the authorization letters and management letters referred to above) or agree to any change or modification to any instrument or agreement at or prior to the Effective Time or that would be effective if the Effective Time does not occur, (D) other than with respect to the second sentence of Section 7.15(b), require the Company to issue or deliver, or cause its legal counsel to issue or deliver, any opinions at or prior to the Effective Time or that would be effective if the Effective Time does not occur, (E) require Persons who are directors of the Company or any of its subsidiaries prior to the Effective Time, in their capacity as such, to pass resolutions or consents to approve or authorize the execution of the Financing, (F) provide access to or disclose information that the Company or any of its subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its subsidiaries; provided, that the Company shall use its reasonable best efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access, (G) require the Company to prepare any pro forma financial statements or pro forma adjustments giving effect to the Merger or the other transactions contemplated herein, but rather, any information provided by the Company shall relate solely to the financial information and data derived from the Company’s and its subsidiaries’ historical books and records, or (H) require the Company to prepare separate financial statements for any subsidiary of the Company, prepare any “guarantor/non-guarantor” footnote to any financial statements of the Company and its subsidiaries or change any fiscal period.  Without limiting the foregoing proviso, Parent and Ultimate Parent agree to reimburse the Company and its subsidiaries for all of their reasonable and documented out-of-pocket costs, fees and expenses (including reasonable fees and disbursements of counsel) in connection with the Financing promptly following the issuance or incurrence thereof (but excluding any costs, fees and expenses of preparing the Required Financial Statements, which shall not be reimbursed). Parent shall indemnify and hold harmless the Company from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 7.15; in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s gross negligence, bad faith, willful misconduct, material breach of this Agreement or arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Section 7.15(b), as applicable, as determined in a final, non-appealable judgment by court of competent jurisdiction.

(c)                                  The Company hereby consents to the use of its and its subsidiaries’ logos by Ultimate Parent, Parent, their respective licensees and any Financing Source in connection with the Financing, provided, that such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent, Ultimate Parent and Merger Sub acknowledge and agree that the obtaining of the Financing or any alternative financing is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VIII.  Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Parent and Ultimate Parent shall be permitted, in connection with the syndication of the Financing, to share all information subject to such agreement with any Financing Sources and their Representatives, subject to customary confidentiality undertakings by such Financing Sources with respect thereto.

(d)                                 In the event Ultimate Parent and Parent desire to undertake a Third Party Investment to be effective on or prior to Closing, binding commitments for such Third Party Investment must be in place no later than ninety (90) days after the date hereof (which date may be extended for thirty (30) days with the consent of the Company (which may not be unreasonably withheld, conditioned or delayed), which consent shall not be required where such Third Party Investor would not reasonably be expected to delay any Required Regulatory Approval) and prior to such date Ultimate Parent shall provide written notice to the Company which such notice shall contain the identity of each Third Party Investor, the amount that such Third Party Investor will invest in the Third Party Investment and all of the other material terms and conditions of such Third Party Investment. Third Party Investors shall not be permitted to have direct or indirect beneficial ownership of the Company (on, prior to or immediately following the Closing) (i) that exceeds 19.9% in the aggregate or (ii) that would prevent Parent from meeting the requirements of Section 1504(a)(2) of the Code with respect to its ownership of the Surviving Corporation (taking into account any agreement relating to the rights of the Third Party Investors to nominate or appoint directors to the board of directors of the Surviving Corporation). No Third Party Investor will, at any time from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, impair the incentives granted by FERC to subsidiaries of the Company as a result of the Company’s independence from Market Participants.  In connection with any Third Party Investment, Ultimate Parent and Parent shall keep the Company reasonably informed with respect to the status of such Third Party Investment, shall consult with the Company and, upon the written request of the Company or its Representatives, regarding the terms of such Third Party Investment and shall consider in good faith any advice or comments provided by the Company or its Representatives with respect to such Third Party Investment. Notwithstanding the foregoing in this Section 7.15(d), Ultimate Parent, Parent and Merger Sub shall not undertake any Third Party Investment that would reasonably be expected to materially delay, materially impede or otherwise prevent the consummation of the transactions contemplated by this Agreement, including as a result of any Consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement.  Ultimate Parent shall use reasonable efforts to cause such Third Party Investor to provide reasonable cooperation and assistance as necessary or advisable in connection with obtaining any Consents of any Governmental Entity to consummate the transactions contemplated by this Agreement (including any Third Party Investment).

(e)                                  Notwithstanding anything to the contrary contained herein (including, without limitation, Section 9.2(f)), the Company (on behalf of itself and its Affiliates and each officer, director, employee, equityholder, member, manager, partner, advisor, attorney, agent and representative thereof) (i) hereby waives any claims or rights against any Financing Source relating to or arising out of this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) hereby agrees not to commence or support any suit, action or proceeding against any Financing Source in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise and (iii) hereby acknowledges and agrees that no Financing Source shall have any liability for any claims or damages to the Company (or such other Persons) in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby or thereby.

SECTION 7.16                                      Post-Merger Operations.

(a)                                 For ten (10) years from and after the Effective Time, the Surviving Corporation shall maintain (i) its headquarters in Novi, Michigan and (ii) the regional headquarters of each of the Company’s operating subsidiaries in the metropolitan area where it is located as of immediately prior the Effective Time.

(b)                                 The Parties each agree that provision of charitable contributions and community support in the communities in which the Company currently operate serve a number of important corporate goals. During the one-year period immediately following the Effective

Time, Ultimate Parent, Parent and their respective Affiliates will provide charitable contributions and other community support within the communities in which the Company and its subsidiaries operates, at a level comparable in the aggregate to the levels currently provided by the Company and its subsidiaries as set forth in Section 7.16 of the Company Disclosure Schedule.

(c)                                  For three (3) years from and after the Effective Time, Ultimate Parent, Parent and the Surviving Corporation, as applicable, shall not and shall not permit any of its subsidiaries, to implement any voluntary workforce reduction, employee restructuring or job elimination programs or initiatives that would result in the Surviving Corporation and its subsidiaries employing substantially fewer individuals in the aggregate than they employed immediately prior to the Effective Time.

SECTION 7.17                                      Ultimate Parent, Parent and Merger Sub Financing Cooperation.

(a)                                 Subject to Section 7.17(c), each of Ultimate Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, such actions and do, or cause to be done, such things necessary, proper or advisable to arrange and obtain the Committed Financing, including using reasonable best efforts to enforce in all material respects its rights under the Commitment Letters.  Ultimate Parent shall keep the Company reasonably informed with respect to any material developments concerning the status of the Financing and shall promptly respond to any reasonable written requests from the Company concerning such status.  Ultimate Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, after Ultimate Parent has knowledge thereof, if at any time prior to the Closing Date (i) any of the Commitment Letters or any of the commitments with respect to the Committed Financing thereunder or any definitive financing agreement entered into in respect of any of the Permanent Financing, as applicable, shall expire or be terminated (except, in either case, in accordance with its terms or unless concurrently replaced by commitments from other financing sources or from proceeds of any Permanent Financing or other cash or cash equivalents or otherwise in accordance with the terms of Section 7.17(c)), (ii) for any reason, all or a portion of the Committed Financing under the Commitment Letters becomes unavailable (except in accordance with its terms or unless concurrently replaced by any Permanent Financing) or (iii) any Financing Source or any other Person that is a party to any of the Commitment Letters breaches, defaults or repudiates any of its obligations with respect to the Commitment Letters or, to the knowledge of Ultimate Parent, threatens to do any of the foregoing and which breach, default or repudiation would reasonably be expected to adversely affect the conditionality, timing, availability or amount of the Committed Financing. If Ultimate Parent becomes aware that any portion of the Committed Financing becomes unavailable under either of the Commitment Letters, except in accordance with the terms of the Commitment Letters or unless concurrently replaced any Permanent Financing, Ultimate Parent shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (and Ultimate Parent shall not agree or consent to such Committed Financing becoming unavailable except as permitted under Section 7.17(c)).

(b)                                 In the event the Committed Financing (or any Permanent Financing) or any portion thereof is funded in advance of the Closing Date, then Ultimate Parent, Merger Sub or any other applicable subsidiary thereof shall keep and maintain at all times prior to the Closing Date the net proceeds of the Committed Financing (or any Permanent Financing) available for the purpose of funding the transactions contemplated by this Agreement; provided that if the terms of the Committed Financing (or any Permanent Financing) require the net proceeds of the Committed Financing (or any Permanent Financing) to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, so long as the conditions to the release of such funds are no more onerous to Ultimate Parent or its applicable subsidiary than the conditions to borrowing of the Committed Financing contemplated by the Commitment Letters. (unless such conditions would not be reasonably expected to (i) delay or prevent the Closing or (ii) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing).

(c)                                  Except as otherwise provided in this Section 7.17(c), neither Ultimate Parent, Parent nor Merger Sub shall agree to or permit any amendment, supplement, modification, termination or reduction of (other than in accordance with its terms), or grant any waiver of, any condition, remedy or other provision under either Commitment Letter without the prior written consent of the Company (not to be unreasonably withheld or delayed) if such amendment, supplement, modification, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) impose new or additional conditions or otherwise expand any of the conditions to the funding of the Committed Financing (unless such new, additional or other conditions would not be reasonably expected to (A) delay or prevent the Closing or (B) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing), (iii) adversely impact the ability of Ultimate Parent or Merger Sub to obtain the Financing or (iv) materially adversely impact the ability of Ultimate Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letters; provided that, notwithstanding anything in this Section 7.17(c) or in Section 7.17(a) to the contrary, Ultimate Parent, Parent or Merger Sub may (x) amend, supplement or modify any Commitment Letter to (I) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the applicable Commitment Letter as of the date of this Agreement (and, in connection therewith, to otherwise modify the applicable Commitment Letter in the manner contemplated by its terms) and/or (II) to reduce the commitments under either or both Commitment Letters if Ultimate Parent reasonably determines that, after giving effect to such reduction, the aggregate net proceeds contemplated by the Commitment Letters, together with cash and cash equivalents on hand, will provide Ultimate Parent, Parent and Merger Sub with cash proceeds on the Closing Date sufficient to permit Ultimate Parent and Parent to fund its obligations under this Agreement, and (y) enter into alternative, replacement, take-out or additional financing arrangements (whether debt or equity and whether incurred by Ultimate Parent or any of its Affiliates, and including any Third Party Investment) and thereby reduce all or a portion of the aggregate amount of the Committed Financing by the amount of, or the amount of any commitment (including pursuant to working capital facilities) for, any such financing so long as the conditions to funding, if any, under such financing arrangements satisfy clause (ii) above (any such alternative, replacement, take-out or additional financing arrangements, a “Permanent Financing” and, together with the Committed Financing, the “Financing” ). Upon any amendment, supplement, modification, termination, reduction or waiver of any Commitment Letter in accordance with this Section 7.17 or any replacement of any Commitment Letter in accordance with Section 7.17(a), (i) references herein to a “Commitment Letter” shall include such document as amended, supplemented, modified, terminated, reduced, or replaced in accordance with Section 7.17 and (ii) references to “Committed Financing” shall include the financing contemplated by such Commitment Letter as amended, supplemented, modified or waived in compliance with this Section 7.17(c).

SECTION 7.18                                      Listing of Shares of Ultimate Parent Common Stock.  Prior to the Closing Date, Ultimate Parent shall use its reasonable best efforts to cause the Ultimate Parent Shares to be issued in the Merger to be authorized for listing on the New York Stock Exchange and the TSX, subject, if necessary, to official notice of issuance.  The Company shall use its reasonable best efforts to cooperate with Ultimate Parent in connection with the foregoing, including by providing information reasonably requested by Ultimate Parent in connection therewith.

SECTION 7.19                                      Ultimate Parent Board of Directors. The chief executive officer of the Company as of the date hereof (the “Chief Executive Officer”) shall be permitted to attend (but not participate in) all meetings of the Ultimate Parent Board of Directors and to receive all information distributed to the directors from the Effective Time until the first annual general meeting of Ultimate Parent’s shareholders following the Effective Time (the “First Ultimate Parent AGM”).  Prior to the First Ultimate Parent AGM, Ultimate Parent shall use its reasonable efforts to cause the Chief Executive Officer or, if the Chief Executive Officer is still the chief executive officer of the Surviving Corporation, a Person mutually agreed by the board of directors of the Surviving Corporation and the Ultimate Parent Board of Directors, in consultation with the Chief Executive Officer, to be elected to the Ultimate Parent Board of Directors at the First Ultimate Parent AGM and at the next annual general meeting of the Ultimate Parent’s shareholders immediately following the First Ultimate Parent AGM to serve until the next subsequent annual general meeting of the Ultimate Parent’s shareholders; provided, that the Chief Executive Officer or other Person, as applicable, shall have consented in writing to be nominated and to act as a director of Ultimate Parent.

ARTICLE VIII

CONDITIONS OF MERGER

SECTION 8.1                                             Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                                 Company Shareholder Approval.  This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Company Requisite Vote;

(b)                                 Orders.  No Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger, and shall remain in effect (each, a “Legal Restraint”);

(c)                                  Regulatory Approvals.  The Consents or Filings marked with an asterisk on Section 3.5(b) of the Company Disclosure Schedule or Section 4.3(b) of the Parent Disclosure Schedule shall have been duly obtained, made or given and shall be in full force and effect and not subject to appeal, and all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the transactions contemplated thereby (including under the HSR Act) shall have occurred (collectively, the “Required Regulatory Approvals”);

(d)                                 Ultimate Parent Shareholder Approval.  The Share Issuance shall have been duly approved by holders of Ultimate Parent Shares constituting the Ultimate Parent Requisite Vote;

(e)                                  Stock Exchange Listings.  The Ultimate Parent Shares to be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange and the TSX (in each case, or any successor inter-dealer quotation system or stock exchange thereto), subject to official notice of issuance; and

(f)                                   Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act or otherwise become effective.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

SECTION 8.2                                             Conditions to Obligations of Ultimate Parent, Parent and Merger Sub.  The obligations of Ultimate Parent, Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Ultimate Parent, Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.3(a), 3.4 and 3.5(a)(i), clause (x) of the last sentence of Section 3.1, and the first two sentences of Section 3.3(b)) shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties other than those contained in Section 3.9(a)(ii)) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Sections 3.3(a), Section 3.4 and 3.5(a)(i), clause (x) of the last sentence of Section 3.1, and the first two sentences of Section 3.3(b) shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c)                                  Certificate.  Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied;

(d)                                 No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, development, change, effect or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company; and

(e)                                  Required Financial Statements.  Ultimate Parent and Parent shall have received the Required Financial Statements, as set forth in Section 7.15(b).

SECTION 8.3                                             Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Ultimate Parent, Parent, and Merger Sub set forth in this Agreement (other than the representations and warranties of Parent and Merger Sub set forth in Sections 4.2 and 4.3(a)(i) and of Ultimate Parent set forth in Sections 5.3(a), 5.4 and 5.5(a)(i), clause (x) of the first sentence of Section 5.1(b), and the first two sentences of Section 5.3(b)) shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties other than those contained in Section 5.10(a)(ii)) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ultimate Parent and (ii) that the representations and warranties of Parent and Merger Sub set forth in Sections 4.2 and 4.3(a)(i) and of Ultimate Parent set forth in Sections 5.3(a), 5.4 and 5.5(a)(i), clause (x) of the first sentence of Section 5.1(b), and the first two sentences of Section 5.3(b) shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);

(b)                                 Performance of Obligations of Ultimate Parent, Parent and Merger Sub.  Each of Ultimate Parent, Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time;

(c)                                  Certificate.  The Company shall have received a certificate of an executive officer of Ultimate Parent and Parent, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(d) have been satisfied; and

(d)                                 No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, development, change, effect or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Ultimate Parent.

SECTION 8.4                                             Frustration of Closing Conditions.  None of the Company, Ultimate Parent or Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.1                                             Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of this Agreement by the shareholders of the Company:

(a)                                 by mutual written consent of Ultimate Parent and the Company;

(b)                                 by Ultimate Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction over the Parties shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used such standard of efforts as may be required pursuant to Section 7.4 to prevent, oppose and remove such restraint, injunction or other prohibition;

(c)                                  by Ultimate Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. Michigan local time on February 9, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VIII have been satisfied or waived, as applicable, or for conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied (except for any condition set forth in Section 8.1(b) or Section 8.1(c)), the Company or Ultimate Parent may, prior to 5:00 p.m. Michigan local time on the End Date, extend the End Date to a date that is six (6) months after the End Date (and if so extended, such later date being the End Date); provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Ultimate Parent, Parent or Merger Sub) or the failure of such Party (or, in the case of Ultimate Parent, Parent or Merger Sub) to perform any of its obligations, representations or warranties under this

Agreement required to be performed or be true, as applicable, at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

(d)                                 by written notice from the Company if:

(i)                                     there shall have been a breach or failure to perform of any representation, warranty, covenant or agreement on the part of Ultimate Parent, Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Ultimate Parent or (B) three (3) Business Days prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in material breach of any of its, covenants or agreements contained in this Agreement;

(ii)                                  prior to obtaining the Company Requisite Vote, in accordance with, and subject to, and in compliance with, all of the terms and conditions of, Section 7.1(d) in order to enter into a definitive agreement with respect to a Superior Proposal, if prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 9.2(b)(i); or

(iii)                               the Ultimate Parent Board of Directors (A) shall have made, prior to obtaining the Ultimate Parent Requisite Vote, an Ultimate Parent Change of Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 7.1 and Section 7.3), a communication by the Ultimate Parent Board of Directors to the shareholders of Ultimate Parent in accordance with Rule 14d-9(f) of the Exchange Act or any Canadian equivalent, or any “stop-look-and-listen” communication to the shareholders of Ultimate Parent in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute an Ultimate Parent Change of Recommendation), (B) shall have failed to include the Ultimate Parent Recommendation in the Circular distributed to shareholders, or (C) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Ultimate Parent Requisite Vote.

(e)                                  by written notice from Ultimate Parent if:

(i)                                     there shall have been a breach or failure to perform of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Ultimate Parent to the Company or (B) three (3) Business Days prior to the End Date; provided that Ultimate Parent shall not have the right to terminate this Agreement pursuant to this

Section 9.1(e)(i) if Ultimate Parent, Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii)                                  the Company Board of Directors (A) shall have made, prior to obtaining the Company Requisite Vote and whether or not in compliance with Section 7.1, a Company Change of Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 7.1 and Section 7.3), a communication by the Company Board of Directors to the shareholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any “stop-look-and-listen” communication to the shareholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute a Company Change of Recommendation), (B) shall have failed to include the Company Recommendation in the Proxy Statement distributed to shareholders, (C) shall have recommended, prior to obtaining the Company Requisite Vote, to the shareholders of the Company an Acquisition Proposal other than the Merger, or (D) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Company Requisite Vote (it being agreed that the taking of any action by the Company, its Company Board of Directors or any of its Representatives permitted by Section 7.1(b) shall not give rise to a right to terminate pursuant to this Section 9.1(e)(ii));

(f)                                   by either Ultimate Parent or the Company if the Company Requisite Vote shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, at which a vote on the approval of this Agreement was taken; or

(g)                                  by Ultimate Parent or the Company if the Ultimate Parent Requisite Vote shall not have been obtained at the Ultimate Parent Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, at which a vote on the approval of the Share Issuance was taken.

SECTION 9.2                                             Effect of Termination.

(a)                                 In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 7.6(b), Section 7.8, Section 7.15(e), this Section 9.2, Section 9.3 and Article X, each of which shall survive such termination; provided that, except to the extent set forth in Section 9.2(f), nothing herein shall relieve any Party hereto of any liability for damages resulting from fraud or Willful Breach prior to such termination by any Party hereto but solely to the extent such liability arises out of a Willful Breach by such Party of a covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VIII (which damages the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the Company from Ultimate Parent, Parent or Merger Sub, including for any Willful Breach, such damages can be based on the damages incurred by the Company’s shareholders in the event such shareholders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement).  The Parties acknowledge and agree that nothing in this Section 9.2 shall be deemed to affect their right to specific performance under Section 10.12.

(b)                                 In the event that:

(i)                                     this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), or by Ultimate Parent pursuant to Section 9.1(e)(ii), then the Company shall pay $245,000,000  (the “Company Termination Fee”) to Parent, on or prior to the date of termination in the case of a termination pursuant to Section 9.1(d)(ii) or as promptly as reasonably practicable in the case of a termination pursuant to Section 9.1(e)(ii) (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds; and

(ii)                                  this Agreement is terminated by Ultimate Parent or the Company pursuant to Section 9.1(c) or Section 9.1(f) and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any postponement or adjournment thereof an Acquisition Proposal shall have been made to the Company, or the Company Board of Directors or shareholders, or an Acquisition Proposal shall have otherwise become publicly known, and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal (which is subsequently consummated) or shall have consummated an Acquisition Proposal, then, in the event that the actions described in both clauses (A) and (B) above occur, the Company shall pay to Parent the Company Termination Fee, such payment to be made within two (2) Business Days following the consummation of such Acquisition Proposal by wire transfer of immediately available funds.  For the purpose of this Section 9.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(c)                                  In the event that:

(i)                                     this Agreement is terminated by the Company pursuant to Section 9.1(d)(iii), then Ultimate Parent shall pay to the Company the Parent Termination Payment by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination; or

(ii)                                  this Agreement is terminated (i)(A) by Ultimate Parent or the Company pursuant to Section 9.1(b) (if, and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Regulatory Approvals), (B) by Ultimate Parent or the Company pursuant to Section 9.1(c) and, at the time of such termination, any of the conditions set forth in Section 8.1(c) or, in connection with the Required Regulatory Approvals, Section 8.1(b) shall have not been satisfied or (C) if the Company terminates this Agreement pursuant to Section 9.1(d)(i) based on a failure by Ultimate Parent or Parent to perform its covenants or agreements under Section 7.4, and (ii) in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 8.1 and Section 8.2 shall have been satisfied or waived (except for (I) those conditions that by their nature are to be satisfied at the Closing, but which condition would be satisfied or would be capable of being satisfied if Closing Date were the date of such termination and (II) those conditions that have not been satisfied as a result of a breach of this Agreement by Ultimate Parent, Parent or Merger Sub), then Ultimate Parent shall pay to the Company the Parent Termination Payment by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

(d)                                 The Parties hereto acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Ultimate Parent be required to pay the Parent Termination Fee, on more than one occasion.

(e)                                  Each of the Company, Ultimate Parent, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.  If the Company fails to promptly pay an amount due pursuant to Section 9.2(b), or Parent fails to promptly pay an amount due pursuant to Section 9.2(c), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 9.2(b), or any portion thereof, or a judgment against Parent for the amount set forth in Section 9.2(c), or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 9.2(b), or Section 9.2(c) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 9.2(b) or Section 9.2(c).

(f)                                   Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is entitled to receive the Company Termination Fee from the Company or the Company is entitled to receive the Parent Termination Payment from Ultimate Parent pursuant to Section 9.2, the Company Termination Fee, the Parent Termination Payment and the costs and expenses of Parent or the Company pursuant to Section 9.3, each to the extent applicable, shall, subject to Section 10.12, if Parent is entitled to the Company Termination Fee, be the sole and exclusive remedy of Ultimate Parent, Parent, Merger Sub, and their respective Affiliates against the Company, its subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents, on the one hand, and, if the Company is entitled to the Parent Termination Payment, be the sole and exclusive remedy, the Company and its Affiliates against Ultimate Parent, Parent, Merger Sub, their respective subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents, on the other hand, for any loss suffered as a result of any breach of any covenant or agreement in this Agreement giving rise to such termination, or in respect of any representation made or alleged to be have been made in connection with this Agreement, and upon payment of such amounts, such paying Party and its respective subsidiaries or and their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

SECTION 9.3                                             Expenses.  Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.  Expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement shall be shared equally by Parent and the Company.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1                                      Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in Section 7.15(e) and this Article X.

SECTION 10.2                                      Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties.  No amendment, waiver or other modification to this Section 10.2 or Section 7.15(c), Section 7.15(e), Section 9.2(a), Section 9.2(f), Section 10.1, Section 10.7, the first sentence of Section 10.8 (to the extent relating to clause (e) thereof) and the last sentence of Section 10.8, the last sentence of Section 10.9, the last sentence of Section 10.13, Section 10.14 or any defined term used therein that is adverse to any Financing Source shall be effective as to such Financing Source without the prior written consent of such Financing Source.

SECTION 10.3                                      Waiver.  At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement.  The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 10.4                                      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)                                 if to Ultimate Parent, Parent or Merger Sub:

c/o Fortis Inc.

The Fortis Building, 139 Water Street, Suite 1201

P.O. Box 8837

St. John’s, Newfoundland A1B3T2

Canada

Attention:  David Bennett

Facsimile: (709) 737-5307

E-Mail:  dbennett@fortisinc.com

with an additional copy (which shall not constitute notice) to:

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention:                 John M. Reiss

Matthew J. Kautz

Daniel A. Hagan

Facsimile:     (212) 354-8113

E-Mail:                               jreiss@whitecase.com

mkautz@whitecase.com

dhagan@whitecase.com

(b)                                 if to the Company:

ITC Holdings Corp.

27175 Energy Way

Novi, Michigan 48377

Attention:  Christine Soneral, Senior Vice President and General Counsel

Facsimile:  (248) 946-3562

E-Mail: csoneral@itctransco.com

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:                 Mario Ponce / Brian Chisling

Facsimile:                 (212) 455-2502

E-Mail:  mponce@stblaw.com / bchisling@stblaw.com

and

Jones Day

222 E. 41st Street

New York, NY 10017

Attention:  Robert Profusek / Andrew Levine

Facsimile: (212) 755-7306

Email: raprofusek@jonesday.com / amlevine@jonesday.com

SECTION 10.5                                      Certain Definitions.  For purposes of this Agreement, the term:

(a)                                 “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable in the aggregate to the Company, as determined by the Company in good faith, to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement), it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal.

(b)                                 “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, except that for purposes of Section 5.23, an “Affiliate” of Parent includes Ultimate Parent and any Person eight percent (8%) or more of the outstanding voting securities of which are owned, controlled, or held with power to vote, directly or indirectly, by Parent or Ultimate Parent.

(c)                                  “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the United States in New York, New York or Lansing, Michigan or in Canada in the Provinces of Ontario or Newfoundland and Labrador.

(d)                                 “Commercial Paper” means the Company’s ongoing commercial paper program, established pursuant to the authorization of the Company Board of Directors, for the issuance and sale of short-term, unsecured commercial paper notes in an aggregate amount not to exceed $400.0 million outstanding at any one time.

(e)                                  “Canadian Securities Regulators” means the securities commissions or equivalent entity in each of the provinces of Canada.

(f)                                   “Contract” means any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, sales order, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

(g)                                  “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(h)                                 “Convertible Debentures” means the four percent (4%) convertible unsecured subordinated debentures of Ultimate Parent.

(i)                                     “Credit Facilities” means the agreements (as in effect on the date of this Agreement) listed in Section 10.5(i) of the Company Disclosure Schedule, and any replacements or refinancings thereof entered into after the date hereof in compliance with Section 6.1.

(j)                                    “Equity Award Consideration” means the sum of (i) the Per Share Cash Consideration plus (ii) the product of (x) the Per Share Stock Consideration multiplied by (y) the Average Price multiplied by (z) the Conversion Rate.

(k)                                 “Equivalent Performance Share”  means the Performance Shares into which dividends and other distributions, paid prior to the applicable vesting date of outstanding Performance Shares and to which the holder of such Performance Shares is entitled pursuant to the applicable Performance Share grant agreement, are converted in accordance with such agreement.

(l)                                     “Exchange Act” means Securities Exchange Act of 1934, as amended.

(m)                             “Exemptive Relief” means the exemptive relief granted to Ultimate Parent and certain of its subsidiaries by the Canadian Securities Regulators dated January 24, 2014, pursuant to which Ultimate Parent is permitted to prepare its financial statements in accordance with GAAP.

(n)                                 “FERC” means Federal Energy Regulatory Commission.

(o)                                 “Financing Sources” means the collective reference to each lender, equity investor and each other Person (including, without limitation, each agent, underwriter and arranger) that have committed, or are considering committing, to provide or otherwise entered into, or are considering entering into, agreements in connection with the Financing or the Third Party Investment, including by purchasing securities from or placing securities or arranging or providing loans or equity to Ultimate Parent, Parent, Merger Sub or the Surviving Corporation, in connection with the transactions contemplated hereby, including, without limitation, any commitment letters, engagement letters, credit agreements, loan agreements, underwriting agreements, purchase agreements (whether for debt or equity) or indentures relating thereto (and any joinders or amendments thereof), together with each former, current and future affiliate thereof and each former, current and future officer, director, employee, equityholder, member, manager, partner, controlling person, advisor, attorney, agent and other Representative of each such lender, equity investor, other Person or affiliate, and together with the heirs, executors, successors and assigns of any of the foregoing.

(p)                                 “FPA” means, the Federal Power Act, as amended.

(q)                                 “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein.

(r)                                    “Governmental Entity” means any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(s)                                   “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(t)                                    “ITC Great Plains” means ITC Great Plains, LLC, an indirect wholly owned subsidiary of the Company.

(u)                                 “ITC Midwest” means ITC Midwest LLC, a wholly owned subsidiary of the Company.

(v)                                 “ITC Transmission” means ITC Transmission Company, a wholly owned subsidiary of the Company.

(w)                               “Intellectual Property”  means all worldwide intellectual property, industrial property and proprietary rights, including all (i) patents, methods, technology, designs, processes, inventions, copyrights, works of authorship, software and systems, trademarks, service marks, trade names, corporate names, domain names, logos, trade dress and other source indicators and the goodwill of the business symbolized thereby, trade secrets, know-how and tangible and intangible proprietary information and materials, and (ii)  registrations, applications, provisionals, divisions, continuations, continuations-in-part, re-examinations, extensions, re-issues, renewals and foreign counterparts of or for any of the foregoing.

(x)                                 “Interim Period” means the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms.

(y)                                 “Intervening Event” means any event, development, change, effect or occurrence that affects or would reasonably be expected to affect (i) the business, financial condition or continuing results of operation of the Company and its subsidiaries, taken as a whole or (ii) the shareholders of the Company (including the benefits of the Merger to the shareholders of the Company) in either case that (a) is material, (b) was not known to the Company Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to the Company as of the date of this Agreement), (c) becomes known to the Company Board of Directors prior to obtaining the Company Requisite Vote and (d) does not relate to or involve any Acquisition Proposal; provided that no event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities (including Ultimate Parent Common Stock) of, Ultimate Parent or any of its subsidiaries shall constitute an “Intervening Event” unless such event, fact, circumstance, development or occurrence has had or would reasonably be expected to have a Material

Adverse Effect on Ultimate Parent; provided, further, that none of the following shall constitute an Intervening Event: (i) any action taken by any party hereto pursuant to and in compliance with the affirmative covenants set forth in Section 7.4, or the consequences of any such action, and (ii) the receipt, existence or terms of an Acquisition Proposal, or the consequences thereof.

(z)                                  “knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 10.5(z) of the Company Disclosure Schedule after reasonable inquiry of those employees of the Company or its subsidiaries known to such individuals to have specialized knowledge of the subject matter of the applicable representation or warranty and (ii) with respect to Ultimate Parent, Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 10.5(z) of the Parent Disclosure Schedule after reasonable inquiry of those employees of Ultimate Parent, Parent, Merger Sub or their respective subsidiaries known to such individuals to have specialized knowledge of the subject matter of the applicable representation or warranty.

(aa)                          “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, injunction, rule, regulation, executive order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel.

(bb)                          “Market Participant” means any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to a Regional Transmission Organization, consistent with the definition in FERC regulations at 18 C.F.R. § 35.34(b)(2).

(cc)                            “Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has a material adverse effect on or with respect to the business, results of operation or financial condition of such Person and its subsidiaries taken as a whole; provided that no events, developments, changes, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit, commodities or securities markets in the United States, Canada or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) any changes in the international, national, regional, state, provincial or local wholesale or retail markets for electric power, capacity or fuel or related products; (iii) any changes in the national, regional, state, provincial or local electric transmission or distribution systems or increases or decreases in planned spending with respect thereto, (iv) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, regulators, lenders, partners or employees of such Person and its subsidiaries, (v) any action taken or omitted to be taken by such Person at the written request of or with the written consent of the other Parties, (vi)  any Consent or Filing, with respect to the Company and with respect to Ultimate Parent, Parent and Merger Sub, required under applicable Laws for the consummation of the Merger and other transactions contemplated herein, including any actions required under this Agreement to obtain any such Consent, (vii) changes or prospective or anticipated changes, occurring after the date hereof, in any applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (viii) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions, (ix) any change in the market price or trading volume of the shares of any Party or the credit rating of such Person or any of its subsidiaries, (x) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, (xi) any matter disclosed on Schedule 10.5(cc) of the Company Disclosure Schedule or (xii) any litigation or claim threatened or initiated by shareholders, ratepayers, customers or suppliers of such Person or representatives thereof against such Person, any of its subsidiaries, or any of their respective officers or directors, in each case arising out of the execution of this Agreement or the transactions contemplated thereby (it being understood that in the cases of clauses (ix) or (x), the facts, events or circumstances giving rise to or contributing to such change or failure may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect); except in the cases of clauses (i), (ii), (iii), or (viii), to the extent that such Person and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industry in which such Person operates in the United States and Canada (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

(dd)                          “MBCA” means the Business Corporation Act of the State of Michigan, as amended.

(ee)                            “METC” means Michigan Electric Transmission Company, LLC, an indirect wholly owned subsidiary of the Company.

(ff)                              “Parent Termination Payment” means (i) if payable in connection with a termination of this Agreement by the Company or Ultimate Parent pursuant to Section 9.1(d)(iii), an amount equal to $245,000,000 and (ii) if payable in any other circumstance, an amount equal to $280,000,000.

(gg)                            “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(hh)                          “Regional Transmission Organizations” means the Midcontinent Independent System Operator, Inc., and the Southwest Power Pool, Inc., and as of June 1, 2016, PJM Interconnection, LLC.

(ii)                                  “Regulated Operating Subsidiaries” means ITC Transmission, METC, ITC Midwest and ITC Great Plains.

(jj)                                “Significant Subsidiary” means a subsidiary of any Person that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC.

(kk)                          “subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity.

(ll)                                  “Third Party Investment” means any investment or acquisition or purchase of, securities of the Company or the Surviving Corporation or any commitment to do any of the foregoing.

(mm)                  “Third Party Investor” means any Person making a Third Party Investment.

(nn)                          “Ultimate Parent Change of Recommendation” means, either the Ultimate Parent Board of Directors or any committee thereof shall (i) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify the Ultimate Parent Recommendation in a manner adverse to the Company or (ii) make any public statement inconsistent with the Ultimate Parent Recommendation.

(oo)                          “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a Party’s failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful Breach of this Agreement.

SECTION 10.6                                      Severability.  If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 10.7                                      Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto and the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 10.8                                      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 7.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Company Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Options, Restricted Stock and Performance Shares to receive the payments contemplated by the applicable provisions of Section 2.2 at the Effective Time in accordance with the terms and conditions of this Agreement, (d) prior to the Effective Time, the rights of the holders of Company Common Stock to pursue claims for damages and other relief, including equitable relief, for Ultimate Parent’s, Parent’s or Merger Sub’s breach of this Agreement subject to Section 9.2(a); provided that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (d) of this Section 10.8 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion; and (e) each Financing Source is intended to be, and shall be, an express third-party beneficiary of this first sentence of Section 10.8 (to the extent relating to this clause (e)), the last sentence of this Section 10.8 and Section 7.15(c), Section 7.15(e), Section 9.2(a), Section 9.2(f), Section 10.1, Section 10.2, Section 10.7, the last sentence of Section 10.9, the last sentence of Section 10.13, and Section 10.14.  The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.  Without limiting any of the foregoing, no Financing Source shall be responsible for any indirect, incidental, special, punitive, exemplary or consequential damages in connection with this Agreement, the Financing, the Commitment Letters and the transactions contemplated hereby and thereby.

SECTION 10.9                                      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof), except to the extent that the mandatory provisions of the laws of the State of Michigan are applicable.  Notwithstanding anything to the contrary contained herein, (a)

except as specified in (b) below, any right or obligation with respect to any Financing Source in connection with this Agreement, any agreements with such Financing Source and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by and construed in accordance with the law of the State of New York, and (b) solely with respect to any Financing Source whose Financing letters or agreements contemplate being governed by and construed in accordance with the law of the Province of Ontario, any right or obligation with respect to such Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by and construed in accordance with the law of the Province of Ontario.

SECTION 10.10                               Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11                               Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.12                               Specific Performance.  The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 7.4 by Ultimate Parent, Parent or Merger Sub and to cause the other Parties to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement.

SECTION 10.13                               Jurisdiction.  Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Ultimate Parent, Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this

Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 10.4.  Each of the Company, Ultimate Parent, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.  Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction.  Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 10.13 is solely for the purpose referred to in this Section 10.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.  Notwithstanding anything to the contrary contained herein (and subject to, and without limiting, Section 7.15(e)), each party hereto hereby submits itself to the exclusive jurisdiction of (a) except as specified in (b) below, the United States District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in the Supreme Court of the State of New York sitting in the Borough of Manhattan in the City of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum, and (b) solely with respect to any Financing Source whose Financing letters or agreements contemplate being governed by and construed in accordance with the law of the Province of Ontario, the courts of the Province of Ontario with respect to any suit, action or proceeding against any Financing Source in connection with this Agreement, any letters or agreements with such Financing Source and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum.

SECTION 10.14                               WAIVER OF JURY TRIAL.  EACH OF ULTIMATE PARENT, PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ULTIMATE PARENT, PARENT OR

THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF, INCLUDING, WITHOUT LIMITATION, IN RESPECT OF ANY ACTION PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) AGAINST ANY FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING, THE COMMITMENT LETTERS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

SECTION 10.15                               Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Ultimate Parent, Parent, Merger Sub or the Surviving Corporation when due.

SECTION 10.16                               Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  References to “dollars” or “$” are to United States of America dollars. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Ultimate Parent, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

ITC HOLDINGS CORP.

By:	/s/ Joseph L. Welch
	Name:	Joseph L. Welch
	Title:	Chairman, President and Chief Executive Officer

PARENT:

FORTISUS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

MERGER SUB:

ELEMENT ACQUISITION SUB INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

ULTIMATE PARENT:

FORTIS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ITC Holdings Corp.

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Articles:

1.                                      The present name of the corporation is: ITC Holdings Corp.

2.                                      The identification number assigned by the Bureau is: 405-95C.

3.                                      The former name(s) of the corporation are: None.

4.                                      The date of filing the original Articles of Incorporation was: March 23, 1973.

The following Second Amended and Restated Articles of Incorporation supersede the Amended and Restated Articles of Incorporation, as amended, for the corporation:

ARTICLE I
Name

The name of the corporation (the “Corporation”) is: ITC Holdings Corp.

ARTICLE II
Purpose

The Corporation is formed to engage in any activity within the purposes for which corporations may be formed under the Michigan Business Corporation Act, as amended (the “MBCA”).

ARTICLE III
Capital Stock

The total number of shares which the Corporation shall have authority to issue: [ ] shares of Common Stock, with no par value.

ARTICLE IV

Registered Office and Resident Agent

The name of the resident agent is The Corporation Company. The address and mailing address of the registered office of the Corporation is 30600 Telegraph Road, Bingham Farms, Michigan 48025.

ARTICLE V

Limitation of Director Liability; Indemnification

No director of the corporation shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, except liability for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) a violation of §551 of the MBCA, the Michigan Compiled Laws Annotated 450.1551, Michigan Statutes Annotated 21.200(551); or (4) an intentional violation of criminal law. If the MBCA hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability contained herein, shall be limited to the fullest extent permitted by the MBCA as so amended. No amendment or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

To the maximum extent permitted by the MBCA, the corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, formal or informal, including any appeal, by reason of the fact that the person is or was a director or officer of the corporation, or, while serving as a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, member, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, or other enterprise, including service with respect to employee benefit plans or public service or charitable organizations, against expenses (including actual and reasonable attorney fees and disbursements), liabilities, judgments, penalties, fines, excise taxes, and amounts paid in settlement actually and incurred by him or her in connection with such action, suit, or proceeding. Indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and may inure to the benefit of such person’s heirs, executors and administrators. The corporation, by provisions in its bylaws or by agreement, may grant to any current or former director, officer, employee or agent of the corporation the right to, or regulate the manner of providing to any current or former director, officer, employee or agent of the corporation, indemnification to the fullest extent permitted by the MBCA. Any right to indemnification conferred as permitted by this Article V shall not be deemed exclusive of any other right which any person may have or hereafter acquire under any statute (including the MBCA), any other provision of these Articles, any provision of the bylaws, any agreement, any vote of shareholders or the Board of Directors or otherwise.

ARTICLE VII

Corporate Action Without Meeting of Shareholders

Any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of record of outstanding shares of stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted. The written consent shall bear the date of signature of each shareholder who signs the consent. No written consents shall be effective to take corporate action unless, within sixty (60) days after the record date for determining shareholders entitled to express consent to or dissent from a proposal with a meeting, written consents dated not more than ten (10) days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the Corporation. Delivery shall be to the Corporation’s registered office, its principal place of business or an officer or agent of the Corporation having custody of the minutes of the proceedings of its shareholders. Deliver made to a Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3) of the MBCA.

ARTICLE VIII

Applicability of Chapter 7A

The corporation expressly elects not to be governed by Chapter 7A of the MBCA.

ARTICLE IX
Amendments

The corporation reserves the right to adopt, repeal, alter or amend any provision of these Articles in the manner now or hereafter prescribed by the MBCA and all rights, preferences and privileges conferred on shareholders, directors, officers, employees, agents and other persons in these Articles, if any, are granted subject to this reservation (subject to the last sentence of the first paragraph of Article V).

ADOPTION OF AMENDED AND RESTATED ARTICLES

These Second Amended and Restated Articles of Incorporation were duly adopted on the [ ] day of [ ], 2016 in accordance with the provisions of Sections 611(3), 641 and 642 of the MBCA.

Signed this [  ] day of [  ], 2016

By:
Name:
Title: